Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

COLEMAN CABLE, INC.

at

$26.25 Net Per Share

by

CUBS ACQUISITION CORPORATION

a wholly–owned subsidiary of

SOUTHWIRE COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON FEBRUARY 3, 2014 (ONE MINUTE AFTER 11:59 P.M., NEW YORK

CITY TIME, ON FEBRUARY 3, 2014), UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of December 20, 2013 (the “Merger Agreement”), by and among Southwire Company, a Delaware corporation (“Parent”), Cubs Acquisition Corporation, a Delaware corporation and a wholly–owned subsidiary of Parent (“Purchaser”), and Coleman Cable, Inc., a Delaware corporation (the “Company”). Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a price of $26.25 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Per Share Amount”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”). As a result of the Merger, each Share that is issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares owned by stockholders who have properly demanded and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) with respect to such Shares will at the effective time of the Merger be converted into the right to receive the Per Share Amount.

On December 20, 2013, after careful consideration, the board of directors of the Company (the “Board”) unanimously (i) approved and declared advisable the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the Merger Agreement and such transactions are fair to, and in the best interests of, the Company and its stockholders (other than Parent and its subsidiaries) and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares into the Offer, and, to the extent required by applicable law, adopt the Merger Agreement.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (a) there being validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to 12:00 midnight, New York City time, on February 3, 2014 (one minute after 11:59 P.M., New York City time, on February 3, 2014) (the “Expiration Time,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), that number of Shares that represents at least a majority of the outstanding shares of common stock of the Company on a fully diluted basis as of the scheduled Expiration Time (assuming the issuance of all shares of common stock of the Company issuable upon the exercise of all outstanding options and other rights to purchase shares of common stock of the Company) (the “Minimum Condition”), (b) the completion of the twenty (20) consecutive business day Marketing Period (as defined below) for the Debt Financing (as defined below), (c) the expiration or termination of the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act” and, such condition, the “Regulatory Condition”), and (d) there not being enacted, issued, promulgated, enforced or entered any law, order, judgment, injunction or decree (whether temporary, preliminary or permanent) by any governmental entity of competent jurisdiction, that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger. The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

A summary of the principal terms of the Offer appears below. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, LLC in its capacity as depositary for the Offer (the “Depositary”) pursuant to the instructions set forth in the Letter of Transmittal, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book–entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book–entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Shares delivered pursuant to such procedures for guaranteed delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition unless and until the underlying Shares are delivered to or on behalf of Purchaser and, therefore, it is preferable for Shares to be tendered by the other methods described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Innisfree M&A Incorporated, as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

i

SUMMARY TERM SHEET

Purchaser, a wholly–owned subsidiary of Parent, is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per Share, of the Company at a price of $26.25, net to the seller in cash, without interest, less any applicable withholding taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and where appropriate, Parent and Purchaser, collectively.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Coleman Cable, Inc., a Delaware corporation.

Price Offered Per Share	$26.25, net to the seller in cash, without interest, less any applicable withholding taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, on February 3, 2014 (one minute after 11:59 P.M., New York City time, on February 3, 2014), unless the Offer (as defined below) is extended or terminated. See Section 1—“Terms of the Offer”.

Purchaser	Cubs Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Southwire Company, a Delaware corporation.

The Company’s Board of Directors Recommendation	The Board has unanimously recommended that the stockholders of the Company tender their Shares in the Offer and, if required by applicable law, adopt the Merger Agreement.

Who is offering to buy my Shares?

Cubs Acquisition Corporation, a Delaware corporation and a wholly–owned subsidiary of Southwire Company, a Delaware corporation, is offering to purchase all of the issued and outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which the Company will become a subsidiary of Parent through the Merger. See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are offering to purchase all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser merge with and into the Company, with the Company as the surviving entity. Upon consummation of the Merger, the Surviving Corporation would be a wholly–owned subsidiary of Parent. See Section 12—“Purpose of the Offer; Plans for the Company.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $26.25 per Share, net to you in cash, without interest, less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger entered into by Parent, Purchaser and the Company on December 20, 2013 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Conditions of the Offer.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares unless, among other conditions, prior to the Expiration Time:

•	there has been validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to 12:00 midnight, New York City time, on February 3, 2014 (one minute after 11:59 P.M., New York City time, on February 3, 2014), that number of Shares that represents as of the Expiration Time at least a majority of the outstanding shares of common stock of the Company on a fully diluted basis as of the scheduled Expiration Time (assuming the issuance of all shares of common stock of the Company issuable upon the exercise of all outstanding options to purchase common stock of the Company and other rights to purchase shares of common stock of the Company) (the “Minimum Condition”);

•	the twenty (20) consecutive business day marketing period for the Debt Financing has been completed;

•	the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act has expired or been terminated; and

•	there has not been enacted, issued, promulgated, enforced or entered any law, order, judgment, injunction or decree (whether temporary, preliminary or permanent) by any governmental entity of competent jurisdiction, that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

Purchaser estimates that it will need up to approximately $864.8 million to purchase all of the issued and outstanding Shares in the Offer, consummate the Merger and the other transactions contemplated by the Merger Agreement and to pay related fees and expenses, including the repayment of the Company’s existing indebtedness at the closing of the Offer and the Merger. Parent has received the debt commitment letter, dated December 20, 2013, from Bank of America, N.A. (“Bank of America”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch” and together with Bank of America, “Bank of America Merrill Lynch”), Bank of Montreal (“BMO”), Wells Fargo Bank, National Association (“Wells Fargo Bank”), Wells Fargo Securities, LLC

(“Wells Fargo Securities”, and together with Wells Fargo Bank “Wells Fargo”), Macquarie Capital (USA) Inc. (“Macquarie Capital”) and MIHI LLC (“MIHI”, and together with Bank of America, Merrill Lynch, BMO, Wells Fargo Bank, Wells Fargo Securities and Macquarie, the “Debt Commitment Parties”) (the “Debt Commitment Letter”), pursuant to which its lenders have committed to provide (i) a $750.0 million senior secured term loan facility and (ii) a $1.0 billion senior secured asset-based revolving credit facility (the “Debt Financing”). Subject to certain conditions, on the date of the closing of the Merger the proceeds of the Debt Financing will be made available to Purchaser to finance the Offer and the Merger and pay related fees and expenses. Parent will contribute or otherwise advance to Purchaser the proceeds of the Debt Financing, which will be sufficient to pay the Per Share Amount for all Shares tendered in the Offer and all related fees and expenses. Funding of the Debt Financing is subject to the satisfaction of various conditions set forth in the Debt Commitment Letter.

See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consideration offered in the Offer consists solely of cash;

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all issued and outstanding Shares of the Company;

•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer; and

•	Pursuant to the Debt Commitment Letter, the Debt Commitment Parties have committed to provide Parent with funds sufficient to purchase all Shares to be acquired in the Offer and the Merger and to pay all related fees and expenses.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on February 3, 2014 (one minute after 11:59 P.M. New York City time, on February 3, 2014), to tender your Shares pursuant to the Offer. If we extend the Offer, you will have until the expiration of the Offer as so extended to tender your Shares pursuant to the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still be able to participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. However, Shares delivered pursuant to such procedures for guaranteed delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition unless and until the underlying Shares are delivered to or on behalf of Purchaser and, therefore, it is preferable for Shares to be tendered by other methods. See Sections 1—“Terms of the Offer” and 3—“Procedures for Accepting the Offer and Tendering Shares.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time”. The date and time when the Merger becomes effective is referred to as the “Effective Time”.

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. We have agreed in the Merger Agreement that, subject to our rights and the Company’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

•

Purchaser will extend the Offer for any period required by applicable United States federal securities laws, rules and regulations and the interpretations and positions of the SEC and its staff with respect thereto, the rules and regulations of the NASDAQ Stock Market (“NASDAQ”) applicable to the Offer or any other governmental entity; and

•	if at any scheduled Expiration Time any of the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” (the “Tender Offer Conditions”) have not been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Acceptance Time), Purchaser will extend the Offer and the Expiration Time to a date that is not more than ten (10) business days after such previously scheduled Expiration Time; provided, however, that if, as of the then scheduled Expiration Time, the sole unsatisfied Tender Offer Condition (other than those conditions that by their nature are to be satisfied at the Acceptance Time) is the Minimum Condition, Purchaser will (and will only be permitted to), unless otherwise mutually agreed in writing between the Company and Parent, extend the Offer for a single period equal to the shorter of (A) twenty (20) business days and (B) the number of business days remaining prior to the Termination Date; provided, further, that Purchaser will not be required to extend the Offer and the Expiration Time to a date later than the Termination Date.

In the event the parties are precluded by law or order from effecting the Merger pursuant to Section 251(h) of the DGCL (a “Statutory Impediment”) and Parent and Purchaser collectively would not own at least 90% of the Shares then outstanding pursuant to the exercise in full of the Top-Up, Purchaser may, in its sole discretion, commence a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and may extend any such subsequent offering period at any time and from time to time thereafter.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book–entry transfer of such Shares into the account of the Depositary at The Depository Trust Company (“DTC”), together with a completed Letter of Transmittal or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through DTC. If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book–entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Shares delivered pursuant to such procedures for guaranteed delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition unless and until the underlying Shares are delivered to or on behalf of Purchaser and, therefore, it is preferable for Shares to be tendered by the other methods described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.” See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer to arrange for the withdrawal of your Shares in a timely manner. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

What does the Board think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the Board. After careful consideration, the Board has unanimously:

•	approved and declared advisable the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement;

•	determined that the Merger Agreement and such transactions are fair to, and in the best interests of, the Company and its stockholders (other than Parent and its subsidiaries); and

•	resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares into the Offer, and, to the extent required by applicable law, adopt the Merger Agreement.

A more complete description of the Board’s reasons for authorizing and approving the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 under the United States Exchange Act, as amended, which, together with this Offer to Purchase, the Letter of Transmittal and other related materials, will be mailed to the stockholders of the Company. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If the Offer is successfully completed, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly-owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that the Company’s common stock will no longer be eligible to be traded on NASDAQ or any other securities exchange, there may not be a public trading market for the common stock of the Company, and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent or the Company are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, will be entitled to appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand and properly demand appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. See Section 12—“Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares that are issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares that are owned by stockholders who have properly demanded and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares) will at the Effective Time be converted into the right to receive the Per Share Amount, without interest, less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available in the Offer. Even if the Merger for some reason does not take place but we purchase all of the tendered Shares, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On December 19, 2013, the last NASDAQ trading day before we announced that we entered into the Merger Agreement, the last sale price of the common stock of the Company reported was $24.47 per Share. On October 29, 2013, the last NASDAQ trading day before Reuters published a story that the Company was exploring a potential sale transaction, the last sale price of the Shares reported on NASDAQ was $22.52 per Share. On January 3, 2014, the last NASDAQ trading day before we commenced the Offer, the last sale price of the Shares reported on NASDAQ was $26.21 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with the execution of the Merger Agreement, certain of the Company’s stockholders (the DB 2006 Trust, Nachum and Feige Stein, Hertz Hasenfeld and The N&F Trust 766 (each a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”)) entered into tender and support agreements with Parent and Purchaser (each a “Support Agreement” and, collectively, the “Support Agreements”) pursuant to which each Supporting Stockholder agreed, among other things and subject to the terms and conditions set forth therein, to tender a specified number of Shares beneficially owned by such Supporting Stockholder into the Offer. On December 30, 2013, Parent, Purchaser, The N&F Trust 766 and the other parties thereto entered into an amendment to the Support Agreement to which The N&F Trust 766 was a party to remove The N&F Trust 766 as a party thereto and to add Ephraim Hasenfeld as a Supporting Stockholder and party thereto. An aggregate of 2,718,628 Shares, or approximately 14.8% of the outstanding Shares (not including restricted Shares), are subject to the Support Agreements. The Support Agreements will terminate upon termination of the Merger Agreement in accordance with its terms, the termination of the Offer and upon certain other circumstances. See Section 8—“Certain Information Concerning Parent and Purchaser.”

If I tender my Shares, when and how will I get paid?

If the Tender Offer Conditions are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $26.25 net to the seller in cash, without interest, less any applicable withholding taxes, promptly following the expiration of the Offer (but in no event more than three business days thereafter). See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What is the Top–Up and when could it be exercised?

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. For a description of Section 251(h) of the DGCL see Section 12—“Purpose of the Offer; Plans for the Company”. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. However, if the Merger is not eligible to be effected pursuant to Section 251(h) of the DGCL, and if Purchaser does not acquire at least 90% of the Shares on a fully-diluted basis in the Offer (which would permit us to complete the Merger without a vote of the stockholders of the Company pursuant to Section 253 of the DGCL), then under the Merger Agreement the Company has granted to Purchaser an irrevocable right (the “Top-Up”), exercisable only once and only upon the terms and subject to the conditions set forth in the Merger Agreement, and only for so long as the Merger Agreement has not been terminated, to purchase at a price per share equal to the Per Share Amount that number of authorized but unissued shares of common stock of the Company (the “Top-Up Shares”) equal to the lowest number of shares of common stock of the Company that, when issued and added to the number of Shares owned by Parent and its affiliates at the time of such exercise, shall constitute one share of common stock of the Company more than the number of Shares necessary for Purchaser to be merged into the Company without a vote or consent of the Company’s stockholders in accordance with Section 253 of the DGCL.

The Top–Up Option is intended to expedite the timing of the completion of the Merger in the event the Merger is not eligible to be effected pursuant to Section 251(h) of the DGCL by permitting Purchaser to effect a “short–form” merger without a vote of the stockholders of the Company pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Section 11—“The Merger Agreement” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

If I own stock options, what will happen to them in the Offer and the Merger?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under the Company’s equity plan. Pursuant to the Merger Agreement, at the Acceptance Time, each outstanding option under the Company’s equity plan, whether vested or unvested, shall automatically vest, and at the Effective Time, each outstanding option shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such option and (ii) the excess, if any, of the Per Share Amount over the exercise price per Share under such option, which amount shall be paid by Parent or the Surviving Corporation in the Merger as soon as reasonably practicable following the Effective Time. In the case of an option with an exercise price that is greater than the Per Share Amount, such option shall, at the Effective Time, automatically be forfeited for no consideration in exchange therefor. See Section 11—“The Merger Agreement.”

If I own restricted stock, what will happen to it in the Offer and the Merger?

Immediately prior to the Acceptance Time, any vesting conditions applicable to any shares of restricted common stock of the Company (each such share, a “Restricted Share”) granted pursuant to the Company’s equity plan will be deemed to be satisfied (subject to and contingent upon the occurrence of the Acceptance Time), and such Restricted Shares shall be treated the same as all other Shares in accordance with the Merger Agreement. See Section 11—“The Merger Agreement.”

What are the United States federal income tax consequences of the Offer and the Merger to a United States Holder?

If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Shares as a capital asset, you will recognize gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares exchanged therefor. Such gain or loss will be a capital gain or loss and will be treated as a long–term capital gain or loss if you have held the Shares for more than one (1) year at the time of the exchange. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-United States income and other tax laws or tax treaties).

Who should I talk to if I have additional questions about the Offer?

Stockholders may call Innisfree M&A Incorporated toll-free at (888) 750-5834 and banks and brokers may call Innisfree M&A Incorporated collect at (212) 750-5833. Innisfree M&A Incorporated is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Cubs Acquisition Corporation, a Delaware corporation and a wholly–owned subsidiary of Southwire Company, a Delaware corporation, hereby offers to purchase for cash all issued and outstanding shares of common stock, par value $0.001 per share, of Coleman Cable, Inc., a Delaware corporation, at a price of $26.25 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal. The Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, on February 3, 2014 (one minute after 11:59 P.M., New York City time, on February 3, 2014), unless the Offer is extended in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 20, 2013, by and among Parent, Purchaser and the Company. The Merger Agreement provides that after the purchase of Shares in the Offer, Purchaser will merge with and into the Company, with the Company as the surviving corporation in the Merger. At the effective time of the Merger, each Share that is issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares that are owned by stockholders who have properly demanded and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares, will be converted into the right to receive the Per Share Amount (the “Merger Consideration”). Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of options and restricted stock of the Company.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, LLC, as Depositary and Innisfree M&A Incorporated, as Information Agent, incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

On December 20, 2013, after careful consideration, the board of directors of the Company (the “Board”) unanimously (i) approved and declared advisable the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the Merger Agreement and such transactions are fair to, and in the best interests of, the Company and its stockholders (other than Parent and its subsidiaries) and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares into the Offer, and, to the extent required by applicable law, adopt the Merger Agreement.

A more complete description of the Board’s reasons for authorizing and approving the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 (the “Schedule 14D–9”) under the Exchange Act, which, together with this Offer to Purchase, the Letter of Transmittal and other related materials, will be mailed to the stockholders of the Company.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (a) there being validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to 12:00 midnight,

New York City time, on February 3, 2014 (one minute after 11:59 P.M., New York City time, on February 3, 2014) (the “Expiration Time,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), that number of Shares that represents at least a majority of the outstanding shares of common stock of the Company on a fully diluted basis as of the scheduled Expiration Time (assuming the issuance of all shares of common stock of the Company issuable upon the exercise of all outstanding Options and other rights to purchase shares of common stock of the Company) (the “Minimum Condition”), (b) the completion of the twenty (20) consecutive business day marketing period for the Debt Financing (as defined below), (c) the expiration or termination of the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act, and (d) there not being enacted, issued, promulgated, enforced or entered any law, order, judgment, injunction or decree (whether temporary, preliminary or permanent) by any governmental entity of competent jurisdiction, that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger. The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

According to information provided by the Company, as of the close of business on January 3, 2014, there were (i) 18,429,109 Shares issued and outstanding (not including restricted Shares), (ii) 72,807 restricted Shares issued and outstanding and (iii) 433,967 Shares issuable upon exercise of outstanding stock options. Assuming that no Shares are issued after January 3, 2014, there would be 18,935,883 Shares outstanding on a fully-diluted basis and the Minimum Condition would be satisfied if at least 9,467,942 Shares are validly tendered and not properly withdrawn prior to the Expiration Time (a majority of the Shares outstanding on a fully-diluted basis). The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend in part on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer.

The Merger Agreement provides that, effective upon Purchaser’s acceptance for payment, and payment for, a number of Shares that represents at least such number of outstanding Shares as will satisfy the Minimum Condition pursuant to the Offer and from time to time thereafter, Parent will be entitled to elect or designate such number of directors, rounded up to the next whole number, to the Board as will give Parent representation on the Board equal to that number of directors that equals the product of (i) the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to the Merger Agreement) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent and Purchaser (including such Shares as are accepted for payment pursuant to the Offer) bears to the total number of then outstanding Shares. Upon the request of Purchaser, the Company will cause Parent’s designees to be so elected or appointed to the Board, including by increasing the number of directors, seeking and accepting the resignation of incumbent directors and taking any other actions that are necessary to accomplish the foregoing. In addition the Company will also cause each committee of the Board (other than the Independent Director Committee (defined below)) to include persons designated by Parent representing at least the same percentage of each such committee, board or governing body as Parent’s designees represent on the Board (rounding up where appropriate), in each case to the extent permitted by applicable law and the rules of NASDAQ.

Notwithstanding the above, Parent and the Company will use their reasonable best efforts to (i) cause at least three members of the Board as of immediately prior to the Acceptance Time, who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the United States federal securities laws) of Parent and who will be independent and eligible to serve on the Company’s audit committee for purposes of Rule 10A-3 under the Exchange Act and an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules (“Independent”, and such Independent directors, the “Independent Directors”) to be directors of the Company (such directors, “Independent Directors”) and (ii) designate a committee of the Board composed solely of Independent Directors (the “Independent Director Committee”) and to continue the existence of such Independent Director Committee until the Effective Time.

If the Minimum Condition is satisfied, after the Acceptance Time Purchaser may consummate the Merger without the vote of any other stockholder of the Company pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition and in any event within one (1) business day of such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.

We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. However, in the event the consummation of the Merger pursuant to Section 251(h) of the DGCL is precluded by a Statutory Impediment and if Parent, Purchaser and their affiliates will collectively own at least one share more than the number of Shares necessary for Purchaser to be merged into the Company without a vote or consent of the Company’s stockholders in accordance with Section 253 of the DGCL, whether as a result of the exercise of the Top-Up or otherwise, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as possible after the Acceptance Time, in accordance with Section 253 of the DGCL. See Section 11—“The Merger Agreement.”

The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Time” means 12:00 midnight, New York City time, on February 3, 2014 (one minute after 11:59 P.M., New York City time, on February 3, 2014), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time and date on which the Offer, as so extended, expires; provided, however, that the Expiration Time may not be extended beyond the Termination Date (April 20, 2014), except that if as of such date the Regulatory Condition is not satisfied but all of the other Tender Offer Conditions have been satisfied or waived (except that the Minimum Condition, the Certificates Condition (as defined below) and the condition relating to the completion of the Marketing Period need not have been satisfied, in each case as of such date) and the Regulatory Condition remains capable of being satisfied or waived, then the Termination Date may be extended until June 20, 2014 at the election of Parent or the Company by written notice to the other party.

The Offer is conditioned upon the satisfaction of the Minimum Condition and certain other conditions set forth in Section 15—“Certain Conditions of the Offer”. Purchaser expressly reserves the right from time to time in its sole discretion to waive any Tender Offer Condition or to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that Purchaser will not, without the prior written consent of the Company, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend, modify or waive satisfaction of the Minimum Condition, (iv) amend, modify or supplement any of the other Tender Offer Conditions in a manner that is, or would reasonably be expected to be, adverse to the Company’s stockholders, (v) impose additional conditions to the Offer, (vi) extend or otherwise change the Expiration Time in a manner other than pursuant to and in accordance with the Merger Agreement or (vii) amend, modify or supplement any other term of the Offer in a manner that is, or would reasonably be expected to be, adverse to the Company’s stockholders.

The Merger Agreement provides that Purchaser will extend the Offer for any period required by applicable United States federal securities laws, rules and regulations and the interpretations and positions of the SEC and its staff with respect thereto, the rules and regulations of NASDAQ applicable to the Offer or any other governmental entity. The Merger Agreement also provides that if at any scheduled Expiration Time the Tender Offer Conditions have not been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Acceptance Time), Purchaser will extend the Expiration Time to a date that is not more than ten (10) business days after such previously scheduled Expiration Time. However, if, as of the then scheduled Expiration Time, the sole unsatisfied Tender Offer Condition (other than those conditions that by their nature are to be satisfied at the Acceptance Time) is the Minimum Condition, Purchaser will (and will only be permitted to), unless otherwise mutually agreed in writing between the Company and Parent, extend the Offer for a single period equal to the shorter of (A) twenty (20) business days and (B) the number of business days remaining prior to the Termination Date. Also, Purchaser will not be required to extend the Offer to a date later than the Termination Date. Purchaser may not terminate or withdraw the Offer without the prior written consent of the Company other than in connection with the termination of the Merger Agreement.

In the event consummation of the Merger is precluded by a Statutory Impediment and Parent and Purchaser collectively would not own at least 90% of the Shares then outstanding pursuant to the exercise in full of the Top-Up, Purchaser may, in its sole discretion, commence a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and may extend any such subsequent offering period at any time and from time to time thereafter; provided, however, that, in accordance with Rule 14d-11 under the Exchange Act, Purchaser will immediately accept for payment and promptly (and in any event within three (3) business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) pay for all Shares tendered during any such subsequent offering period.

Subject to the applicable rules and regulations of the SEC and NASDAQ and the provisions of the Merger Agreement, Purchaser expressly reserves the right from time to time, in its sole discretion, to (i) waive any of the Tender Offer Conditions (other than the Minimum Condition), (ii) increase the Offer Price or (iii) make any other changes in the terms and conditions of the Offer (except with respect to certain terms and conditions of the Offer, as provided in the Merger Agreement; see Section 11—“The Merger Agreement”).

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be properly withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e–1(c) under the Exchange Act, which requires that a purchaser making a tender offer promptly pay the consideration offered. Alternatively, if the Offer is not consummated, and the Shares are not accepted for payment or Shares are properly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d–4(d), 14d–6(c) and 14e–1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Time Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth (10th) business day.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time, in accordance with the public announcement requirements of Rule 14e–1(d) under the Exchange Act. Subject to applicable law (including Rules 14d–4(d) and 14d–6(c) under the Exchange Act, which requires that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal, together with the other related materials and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time pursuant to the Offer promptly after the Expiration Time. Subject to the Merger Agreement and in compliance with Rule 14e–1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e–1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation (a “Book–Entry Confirmation”) of a book–entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book–Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book–entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book–Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e–1(c) under the Exchange Act.

Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book–entry transfer into the Depositary’s account at the Book–Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book–Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

Under the Merger Agreement, Parent may designate, by written notice to the Company, another wholly-owned direct or indirect subsidiary to be a constituent corporation in the Merger in lieu of Purchaser, in which event all references in the Merger Agreement and herein to Purchaser shall be deemed references to such other subsidiary. Under the Merger Agreement, any such designation may not impede or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or otherwise impair the rights of the stockholders of the Company under the Merger Agreement. Accordingly, Purchaser reserves the right to transfer or assign in whole or in part from time to time to Parent or one or more direct or indirect wholly-owned subsidiaries of Parent the right to purchase any and all Shares tendered pursuant to the Offer, but any such transfer or assignment will in no way prejudice your rights to receive payment for Shares validly tendered and not properly withdrawn pursuant to the Offer. Parent may also collaterally assign any of its rights, but not its obligations, under the Merger Agreement to any of its financing sources.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book–entry transfer described below and a Book–Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book–Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book–Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book–Entry Transfer Facility may make a book–entry delivery of Shares by causing the Book–Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book–Entry Transfer Facility in accordance with the Book–Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book–entry transfer at the Book–Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book–Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book–Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book–Entry Confirmation, that states that the Book–Entry Transfer Facility has received an express acknowledgment from the participant in the Book–Entry Transfer Facility tendering the Shares that are the subject of such Book–Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book–Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange

Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad–15 under the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or the stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Time; or such stockholder cannot complete the procedure for delivery by book–entry transfer on a timely basis, the Shares may nevertheless be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•	the Certificates (or a Book–Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “NASDAQ trading day” means any day on which NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book–Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book–Entry Transfer Facility. Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition unless and until the Shares underlying such Notice of Guaranteed Delivery are delivered to or on behalf of Purchaser and, therefore, it is preferable for Shares to be tendered by the other methods described herein.

The method of delivery of Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book–Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book–entry transfer, receipt of a Book–Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser with respect to those Shares. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys–in–fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. The purchase of the Shares is generally subject to information reporting by the Depositary (as the payor) to the applicable tax authorities. Information disclosed on an IRS Form W-8 by non-United States Holders (as defined below) to the IRS by the Depositary may be disclosed to the local tax authorities of the non-United States Holder under an applicable tax treaty or a broad information exchange agreement. Under the “backup withholding” provisions of United States federal income tax law, the Depositary (as the payor) may be required to withhold and pay over to the United States Internal Revenue Service (“IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser to a stockholder pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to stockholders of the Per Share Amount of Shares purchased pursuant to the Offer, each United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W–9 included in the Letter of Transmittal, or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W–9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each non–United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must submit an appropriate properly completed executed original IRS Form W–8 (a copy of which may be obtained from the Depositary or www.irs.gov) (and associated documentation, if applicable) certifying, under penalties of perjury, to such non–United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal. Each holder of Shares who is neither a United States Holder nor a non-United States Holder (e.g., a partnership), should consult their own tax advisors as to the appropriate forms to be delivered to the Depositary to avoid backup withholding.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment pursuant to the Offer as provided herein, tenders of Shares may also be withdrawn after the date that is 60 days from the date of this Offer to Purchase.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase prior to the Expiration Time. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book–entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book–Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 before the Expiration Time or at any time after the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re–tendered at any time prior to the Expiration Time by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets as defined in Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax–exempt organization;

•	a retirement plan or other tax–deferred account;

•	a partnership, an S corporation or other pass–through or disregarded entity (or an investor in a partnership, S corporation or other pass–through or disregarded entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark–to–market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person who acquired Shares through the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation for services;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated or risk reduction transaction; or

•	a United States expatriate, certain former citizens or long-term residents of the United States.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer or the Merger, or transactions pertaining to options that are cancelled and converted into the right to receive cash, as the case may be, in connection with the Offer or the Merger.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non–income tax consequences, and tax consequences under state, local or non-United States tax laws or tax treaties.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long–term capital gain or loss if such United States Holder’s holding period for the Shares is more than one (1) year at the time of the exchange. Long–term capital gain recognized by certain non-corporate holders generally is subject to tax at a lower rate than short–term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently 28%) unless the applicable United States Holder provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W–9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W–9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Non–United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non–United States Holder of Shares. The term “non–United States Holder” means a beneficial owner of Shares that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to non–United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non–United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non–United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass–through entities that are subject to special treatment under the Code; and

•	non–United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Subject to the discussion on “—Backup Withholding Tax” below, payments made to a non–United States Holder with respect to Shares exchanged for cash pursuant to the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non–United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States–source losses from sales or exchanges of other capital assets recognized by the holder during the taxable year.

Backup Withholding Tax

A non–United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless, generally, the non–United States Holder certifies under penalties of perjury on an applicable IRS Form W–8 that such non–United States Holder is not a United States person, or such non–United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary. Each non-United States Holder should complete, sign and provide to the Depositary an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non–United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, local, non-United States or other tax laws.

6.	Price Range of Shares; Dividends.

The Shares are traded on NASDAQ under the symbol “CCIX.” The Shares have been traded on NASDAQ since March 1, 2007. The following table sets forth for the indicated periods the high and low sales prices per Share as reported on NASDAQ since January 1, 2012.

	Low	High
Year Ended December 31, 2012:

First Quarter	$8.73	$13.23

Second Quarter	$7.79	$10.06

Third Quarter	$8.20	$9.80

Fourth Quarter	$8.10	$9.90

Year Ending December 31, 2013:

First Quarter	$9.25	$15.40

Second Quarter	$12.52	$20.50

Third Quarter	$17.97	$22.91

Fourth Quarter	$19.50	$26.50

Year Ending December 31, 2014:

First Quarter (through January 3, 2014)	$26.17	$26.28

On December 19, 2013, the last NASDAQ trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of the Shares reported on NASDAQ was $24.47 per Share; therefore, the Per Share Amount of $26.25 per Share represents a premium of approximately 7.3% over such price. On October 29, 2013, the last NASDAQ trading day before Reuters published a story that the Company was exploring a potential sale transaction, the last sale price of the Shares reported on NASDAQ was $22.52 per Share; therefore, the Per Share Amount of $26.25 per Share represents a premium of approximately 16.6% over such price. On January 3, 2014, the last NASDAQ trading day before we commenced the Offer, the last sale price of the Shares reported on NASDAQ was $26.21 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Company declared a quarterly dividend of $0.02 per share of common stock during the second, third and fourth quarters of 2012 and during the first quarter of 2013. The Company declared a quarterly dividend of $0.04 per share of common stock during the second and third quarters of 2013. The Company declared a quarterly dividend of $0.05 per share of common stock during the fourth quarter of 2013. Under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Shares unless consented to by Parent in writing, except for quarterly dividends paid by the Company to holders of Shares consistent with past practice and not in excess of $0.05 per share.

7.	Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10–K for the fiscal year ended December 31, 2012, and is qualified in its entirety by reference to such report.

General. The Company is a Delaware corporation with principal executive offices located at 1530 Shields Drive, Waukegan, Illinois 60085. The Company’s telephone number at its corporate headquarters is (847) 672-2300. The Company is a leading manufacturer and innovator of electrical and electronic wire and cable products for residential and commercial construction, industrial, OEM, and consumer applications, with operations in the United States, Honduras, and Canada. The Company’s broad product offering enables it to provide its customers a single source for many of their wire and cable requirements. It manufactures the majority of its products in nine domestic production facilities and sells products to more than 8,000 active customers in a wide variety of end markets. The Company operates three segments: Distribution, OEM, and Engineered Solutions.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed or furnished with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at http://www.colemancable.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8.	Certain Information Concerning Parent and Purchaser.

General. Parent is a Delaware corporation with its principal executive offices located at One Southwire Drive, Carrollton, Georgia 30119. The telephone number of Parent is (770) 832-4000. Parent is one of North America’s largest wire and cable producers. Parent and its subsidiaries manufacture building wire and cable, metal-clad (MC) cable, cord products (including Tappan™ sound, security, and communication cables through Tappan Wire & Cable Inc.), utility cable products, industrial power cable, OEM wire products, SCR® copper and aluminum rod, and continuous casting technology. Parent also supplies MAXIS® Contractor Equipment and Southwire™ Electrician’s Tools to the commercial, industrial, retail, electrical wholesale outlet and utility construction markets.

Purchaser is a Delaware corporation with its principal executive offices located at One Southwire Drive, Carrollton, Georgia 30119. The telephone number of Purchaser is (770) 832-4000. Purchaser was formed on December 5, 2013 for the purpose of completing the proposed Offer and Merger and has not conducted, and does not expect to conduct, any business activities other than those related to the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Parent.

The name, citizenship, business address, present principal occupation or employment and five (5)-year employment history of each of the directors and executive officers of each of Parent and Purchaser are set forth in Schedule I to this Offer to Purchase.

Certain Relationships Between Parent, Purchaser and the Company. Except as described in this Offer to Purchase, (i) neither Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority–owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) neither Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

The Company and Parent entered into a confidentiality agreement, dated October 1, 2013 (the “Confidentiality Agreement”), pursuant to which Parent agreed to keep confidential and to not disclose confidential information of the Company and which contained certain standstill obligations of Parent with respect to the securities of the Company. A copy of the Confidentiality Agreement is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Parent and the Company entered into an exclusivity agreement (the “Exclusivity Agreement”), dated as of November 15, 2013, during the course of discussions between the parties regarding a possible business combination between Parent and the Company. Pursuant to the Exclusivity Agreement, the Company agreed, among other things and subject to certain exceptions, to certain exclusivity and non-solicitation obligations with respect to the securities of the Company. The Exclusivity Agreement expired on December 4, 2013 in accordance with its terms. A copy of the Exclusivity Agreement is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into the Support Agreements with the Supporting Stockholders pursuant to which each Supporting Stockholder agreed, among other things and subject to the terms and conditions set forth therein, to tender a specified number of Shares beneficially owned by such Supporting Stockholder into the Offer. An aggregate of 2,718,628 Shares, or approximately 14.8% of the outstanding Shares (not including restricted Shares), are subject to the Support Agreements. The Support Agreements will terminate upon termination of the Merger Agreement in accordance with its terms, the termination of the Offer and upon certain other circumstances. Copies of the Support Agreements are filed as Exhibits (d)(4), (d)(5) and (d)(6) to the Schedule TO and are incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, Parent entered into a consulting agreement (the “Consulting Agreement”) with G. Gary Yetman, President and Chief Executive Officer of the Company, pursuant to which Parent agreed to retain Mr. Yetman as a consultant for six months following the consummation of the Merger at a fee of $1,000 per hour, plus additional reasonably incurred expenses. The hours of such consulting services shall not exceed 20% of the average hours of service per month Mr. Yetman performed in his prior capacity as an employee and Board member of the Company. The Consulting Agreement is not terminable during the first three months of the term, but may be terminated thereafter by either party upon 30 days’ prior written notice. A copy of the Consulting Agreement is filed as Exhibit (d)(8) to the Schedule TO and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, Parent entered into a non-competition agreement (the “Non-Competition Agreement”) with Mr. Yetman, pursuant to which Mr. Yetman agreed to, for a period of three years following consummation of the Merger, (i) refrain from directly or indirectly engaging in, investing in or managing a “competitive business” (as defined in the Non-Competition Agreement) and (ii) not solicit any of the Company’s (or its post-Merger affiliates’) employees or interfere with any of the Company’s (or its post-Merger affiliates’) business relationships. As consideration for entering into the Non-Competition Agreement, Parent will pay Mr. Yetman $1.5 million payable in equal installments at the end of each year of the restricted period. A copy of the Non-Compete Agreement is filed as Exhibit (d)(7) to the Schedule TO and is incorporated herein by reference.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, neither Parent, Purchaser, nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, neither Parent, Purchaser, nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, neither Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent or Purchaser or any of their subsidiaries or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two (2) years.

None of the persons listed in Schedule I has, to the best knowledge of Parent and Purchaser, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the best knowledge of Parent and Purchaser, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d–3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1–800–SEC–0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213 at prescribed rates.

9.	Source and Amount of Funds.

Debt Financing.

Parent has received the Debt Commitment Letter from the Debt Financing Parties pursuant to which the Debt Financing Parties have committed to provide, subject to the conditions set forth therein, the credit facilities, of which (i) the full amount of the $750 million senior secured term loan facility and a portion of the $1.0 billion senior secured asset-based revolving credit facility (together, the “Credit Facilities”) are expected to be drawn at the closing of the Credit Facilities for the purpose of financing the Offer and the Merger and paying related fees and expenses, and (ii) a portion of the senior secured asset-based revolving credit facility is expected to be drawn at the closing of the Credit Facilities to pay certain amounts set forth in the debt financing commitment fee letter and to back-stop, replace or cash-collateralize certain existing letters of credit of Parent and the Company and, after the closing of the Merger, may draw a portion of the senior secured asset-based revolving credit facility to provide funding for working capital and other general corporate purposes of Parent and its subsidiaries.

The commitment of the Debt Commitment Parties with respect to the Credit Facilities expires upon the earliest to occur of (i) 11:59 P.M. New York City time on June 23, 2014, (ii) the date of the funding of the Credit Facilities and the consummation of the Merger, (iii) the closing of the Merger without the use of the Credit Facilities and (iv) the date on which the Merger Agreement is terminated prior to the closing of the Merger. The documentation governing the debt financings has not been finalized and, accordingly, the actual terms of the debt financing may differ from those described in this document. Each of Parent and Purchaser has agreed to use its reasonable best efforts to arrange and obtain the debt financing on the terms and conditions described in the Debt Commitment Letter.

If any portion of the Debt Financing becomes unavailable in the manner or from the sources contemplated in the Debt Commitment Letter , (i) Parent must promptly so notify the Company and (ii) Purchaser and Parent must use their respective reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from alternative sources in an amount sufficient to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement on terms not materially less favorable from the standpoint of Parent and Purchaser than those in the Debt Financing Commitments.

Although the debt financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing is not available.

Credit Facilities

The availability of the Credit Facilities is subject, among other things, to the purchase of Shares in the Offer and the consummation of the Merger in accordance in all material respects with the Merger Agreement (without any modification or amendment of any of the provisions thereof that are materially adverse to the lenders without the consent of the Lead Arrangers (not to be unreasonably withheld, delayed or conditioned)), the absence of a “Material Adverse Effect” (as defined in the Merger Agreement and as described below in Section 11 of this Offer to Purchase), solvency of Parent and its subsidiaries on a consolidated basis after giving effect to the transactions contemplated herein, payment of required fees and expenses, the absence of certain types of other debt, delivery of certain historical and pro forma financial information, delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, the Lead Arrangers being afforded a period of time to syndicate the Credit Facilities, the execution of certain guarantees, the creation and perfection of certain security interests, the truthfulness and correctness of specified Merger Agreement representations and specified credit agreement representations in all material respects, and the negotiation, execution and delivery of definitive documentation.

Term and Revolving Credit Facilities. The Credit Facilities will consist of (i) an at least $750 million senior secured term loan facility with a term of seven (7) years (“Term Loan Facility”) and (ii) a $1.0 billion senior secured asset-based revolving credit facility with a term of five (5) years (“ABL Facility” and together with the Term Loan Facility, the “Credit Facilities”).

Roles. Bank of America Merrill Lynch, BMO Capital Markets, Wells Fargo Securities and Macquarie Capital have been appointed as joint lead arrangers and joint book-running managers for the Credit Facilities (“Lead Arrangers”). Bank of America has been appointed as administrative agent for the Term Loan Facility (“Term Loan Administrative Agent”) and Wells Fargo Bank has been appointed as administrative agent for the ABL Facility (“ABL Administrative Agent” and together with the Term Loan Administrative Agent, collectively, the “Administrative Agents”)).

Interest Rate. Loans under the Credit Facilities are expected to bear interest, at Purchaser’s option, at a rate equal to the adjusted Eurodollar rate or an alternate base rate, in each case, plus a spread.

Prepayments and Amortization. Purchaser will be permitted to make voluntary prepayments with respect to the Credit Facilities at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). . The term loans under the Credit Facilities will amortize 1% per annum in equal quarterly installments until the final maturity date. The remaining aggregate principal amount of the term loans under the Credit Facilities will be due on their respective maturity dates.

Guarantors. All obligations under the Credit Facilities will be guaranteed by Parent and each existing and future direct and indirect, domestic subsidiary of Purchaser, subject to certain limitations.

Security. The obligations of Purchaser and the guarantors under the Credit Facilities and under any interest rate protection or other hedging arrangements entered into with any Debt Commitment Party (or any affiliates of the foregoing), will be secured, subject to permitted liens and other agreed upon exceptions, (i) with respect to the Term Loan Facility, (x) on a first priority basis by a perfected security interest in all of Purchaser’s and each guarantor’s existing or after-acquired personal property (other than the ABL Priority Collateral (as defined below)), including all of the capital stock of Purchaser and all of the capital stock in first-tier, wholly-owned restricted subsidiaries directly held by Purchaser or any guarantor (limited, in the case of first-tier foreign subsidiaries, to 100% of the non-voting equity interests (if any) and 65% of the voting equity interests of such subsidiaries) (collectively, the “Term Loan Priority Collateral”) and (y) on a second priority basis by a perfected security interest in all ABL Priority Collateral and (ii) with respect to the ABL Facility, (x) on a first priority basis by a perfected security interest in all of Purchaser’s and each guarantor’s accounts receivable, inventory, deposit accounts, securities accounts and any cash or other assets in such accounts (and, to the extent evidencing such items, all books, records, and other customary assets) ((collectively, but excluding the Term Loan Priority Collateral, the “ABL Priority Collateral”) and (y) on a second priority basis by a perfected security interest in all Term Loan Priority Collateral. If certain security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Credit Facilities on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed.

Other Terms. The Credit Facilities will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Credit Facilities will also include customary events of defaults including a change of control to be defined.

The foregoing summary of certain provisions of the Debt Commitment Letter are qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(1) to the Schedule TO, which is incorporated by reference.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

Background of the Offer and Merger

Parent regularly evaluates its business, strategy and plans and considers a variety of means to enhance its business and increase stockholder value. As part of this evaluation, Parent has considered a number of alternatives, including investments in its current business and acquisitions of other companies and businesses. As part of its consideration of business opportunities, Parent has from time to time considered a potential acquisition of the Company.

On May 22, 2013, Parent’s board of directors preliminarily approved the submission to the Company of a written, non-binding acquisition proposal to acquire all of the Shares of the Company.

On July 12, 2013, Parent sent a written, non-binding acquisition proposal to the Company to acquire all of the Shares of the Company at a price per Share of $24.00 cash, which we refer to as the Initial Proposal. The Initial Proposal was subject, among other things, to satisfactory completion of a due diligence investigation of the Company and negotiation and execution of definitive transaction documents. Shortly after the Initial Proposal was delivered to the Company, Mr. Stuart W. Thorn, Parent’s Chief Executive Officer and President, called the Company’s President and Chief Executive Officer, Mr. G. Gary Yetman, who is also on the Board, to briefly discuss the Initial Proposal.

On or around September 5, 2013, representatives of Jefferies LLC, the Company’s financial advisor and who we refer to as Jefferies, contacted a representative of Parent to notify him that although the Board considered the $24.00 per Share price offered by Parent to be unacceptable and that the Company had not determined to pursue a sale of the Company, the Company was considering its strategic alternatives and as part of that process Parent and other third parties would be invited to review confidential information and submit proposals for a potential transaction involving the Company.

On September 11, 2013, a representative of Jefferies provided a form of confidentiality and standstill agreement to Parent, which included provisions providing for the termination of the standstill on customary terms, including the Company’s entry into a definitive agreement with a third party providing for a sale of the Company. Between September 11, 2013 and October 1, 2013, representatives of Kirkland & Ellis LLP, outside legal counsel to Parent and who we refer to as Kirkland & Ellis, and Sullivan & Cromwell LLP, the Company’s special outside legal counsel and who we refer to as Sullivan & Cromwell, negotiated the terms of the confidentiality and standstill agreement.

On October 1, 2013, Parent and the Company entered into a confidentiality and standstill agreement.

On October 8, 2013, members of the Company’s management team met with representatives of Parent for in-person due diligence sessions.

On October 15, 2013, a representative of Jefferies distributed a process letter to representatives of Parent detailing procedures for submission of an indication of interest regarding a potential transaction involving the Company. The process letter requested that interested parties submit a written indication of interest for a potential transaction involving the Company by October 25, 2013.

On October 23, 2013, Parent and its representatives were given access to a virtual data room containing limited confidential information about the Company.

On October 25, 2013, Parent submitted a non-binding indication of interest to acquire all of the Shares at a price of $24.00 per Share. The $24.00 per Share offer price was the same as that contained in the Initial Proposal and, like the Initial Proposal, this new indication of interest was subject, among other things, to satisfactory completion of a due diligence investigation of the Company and negotiation and execution of definitive transaction documents.

On October 28, 2013, representatives of Jefferies contacted representatives of Parent to communicate that the offer of $24.00 per Share remained unacceptable and indicated that if Parent increased its offer to $28.00 per Share, the Transaction Committee of the Board, which we refer to as the Transaction Committee, would consider providing Parent with access to more extensive due diligence information about the Company.

On October 30, 2013, representatives of Parent contacted representatives of Jefferies to communicate that Parent had increased its proposal to $25.00 per Share.

Also on October 30, 2013, Reuters published a story that the Company was exploring a potential sale transaction.

Later on October 30, 2013, representatives of Jefferies contacted representatives of Parent to communicate that the Board considered the $25.00 per Share price offered by Parent to be unacceptable.

On October 31, 2013, representatives of Parent contacted representatives of Jefferies to communicate that Parent would not increase its $25.00 per Share offer price. Representatives of Jefferies reiterated that they did not believe that the $25.00 per Share offer would be acceptable to the Company.

On November 1, 2013, representatives of Parent responded to representatives of Jefferies with a revised proposal of $25.50 per Share and requested that the Company enter into an agreement to negotiate exclusively with Parent for a period of four weeks.

On November 5, 2013, representatives of Jefferies communicated to representatives of Parent that the Transaction Committee would negotiate with Parent on an exclusive basis until December 4, 2013 if Parent would agree to increase the per Share price from $25.50 to $26.50.

On November 6, 2013, representatives of Parent informed representatives of Jefferies that it would offer $26.25 per Share, subject to the Company agreeing to a period of exclusive negotiations with Parent and continued due diligence through December 4, 2013.

On November 7, 2013, representatives of Jefferies communicated to representatives of Parent that the Company was prepared to proceed with a possible transaction between the parties based on Parent’s offer of $26.25 per Share and an understanding that Parent would complete its due diligence investigation and the parties would negotiate and execute definitive transaction documents by December 4, 2013. Later in the evening on November 7, 2013, representatives of Sullivan & Cromwell sent a draft exclusivity agreement to representatives of Kirkland & Ellis providing for a period of exclusive negotiations through December 4, 2013.

On November 8, 2013, representatives of Kirkland & Ellis sent a revised draft exclusivity agreement to representatives of Sullivan & Cromwell providing for a period of exclusive negotiations through December 6, 2013.

On November 8, 2013, members of the management teams of Parent and the Company, along with representatives of Jefferies, Winston & Strawn LLP, the Company’s regular outside legal counsel and who we refer to as Winston & Strawn, and Sullivan & Cromwell, met to discuss Parent’s due diligence inquiries regarding the Company. Later that same day, Parent and its representatives were given access to a new virtual data room containing a more extensive amount of confidential information about the Company.

On November 13, 2013, representatives of Sullivan & Cromwell sent a proposed final draft of an exclusivity agreement to representatives of Kirkland & Ellis providing for a period of exclusive negotiations through December 4, 2013 and indicated that the Company was not willing to agree to a period of exclusive negotiations beyond December 4, 2013. On November 15, 2013, Parent and the Company entered into an exclusivity agreement containing the terms set forth in the last draft sent by representatives of Sullivan & Cromwell to representatives of Kirkland & Ellis.

On November 19, 2013, representatives of Kirkland & Ellis sent a draft merger agreement to representatives of Sullivan & Cromwell.

From November 19, 2013 to November 21, 2013, members of the management teams of Parent and the Company conducted follow-up in person, due diligence discussions.

On November 20, 2013, representatives of Sullivan & Cromwell provided a draft of the proposed merger agreement to representatives of Kirkland & Ellis. From that day until the merger agreement and related documents were executed on the morning of December 20, 2013, the parties and their respective representatives negotiated the terms of the definitive documents. Significant issues discussed between the parties included the circumstances under which the Company could consider alternative proposals and accept superior offers, the parties’ respective obligations to obtain the regulatory (including antitrust) approvals necessary to consummate the transaction, the amount of, and circumstances under which the Company would be required to pay Parent, a termination fee and to reimburse Parent for certain transaction-related expenses, the circumstances in which the tender offer period could or must be extended, whether the agreement would include a material adverse effect condition to Purchaser’s obligation to consummate the Offer, the terms of provisions relating to Parent’s financing (including the requirements for commencement of and the length of the debt marketing period), remedies and the terms of certain representations and warranties.

On November 22, 2013, representatives of Kirkland & Ellis informed representatives of Sullivan & Cromwell that Parent would require certain significant stockholders of the Company, which Parent understood to be two separate trusts each holding approximately 10% of the Shares for the benefit of certain relatives of certain Company affiliates, to enter into agreements pursuant to which such stockholders would commit to tender in the Offer no more than 14.9% of the Shares in the aggregate beneficially owned by them.

On or around November 25, 2013, representatives of Parent contacted Mr. Yetman and indicated that Parent needed approximately two additional weeks beyond December 4, 2013 to complete its due diligence investigation of the Company.

On November 26, 2013, representatives of Jefferies and representatives of Parent discussed the additional period of time Parent indicated it needed to complete its due diligence investigation of the Company. Representatives of Parent communicated that Parent would provide a limited list of final due diligence items by November 27, 2013 and that if Parent received satisfactory responses to these items by December 2, 2013, Parent indicated it should be able to complete the negotiations regarding, and execute, definitive transaction documents by December 11, 2013.

On November 27, 2013, representatives of Sullivan & Cromwell received a revised draft of the merger agreement from representatives of Kirkland & Ellis.

On November 29, 2013, representatives of Kirkland & Ellis sent a proposed draft tender and support agreement to representatives of Sullivan & Cromwell.

On December 3, 2013, Parent’s board of directors met to discuss the status of the proposed transaction with the Company, including the status of the financing for the transaction, Parent’s due diligence investigation of the Company and negotiations regarding the terms of the merger agreement, including the provisions of the merger agreement regarding the parties’ respective obligations to obtain the regulatory approvals necessary to consummate the transaction and financial matters.

Also on December 3, 2013, in a telephone call to discuss the merger agreement and other issues relating to the transaction, representatives of Sullivan & Cromwell informed representatives of Kirkland & Ellis that the Company insisted on reviewing certain financial statements of Parent and requested copies of Parent’s debt financing commitment letters. Representatives of Kirkland & Ellis indicated that Parent would consider providing those financial statements only pursuant to a confidentiality agreement covering the financial statements.

Later on December 3, 2013, representatives of Sullivan & Cromwell received from representatives of Kirkland & Ellis drafts of Parent’s debt financing commitment letters.

At 11:59 p.m. New York City time on December 4, 2013, the exclusivity agreement expired in accordance with its terms.

On December 5, 2013, representatives of Sullivan & Cromwell and of Kirkland & Ellis had a telephone call to discuss certain issues related to draft merger agreement. During this call, representatives of Kirkland & Ellis informed representatives of Sullivan & Cromwell that Parent would require that Mr. Yetman enter into a non-competition agreement as a condition to Parent’s willingness to proceed with the transaction.

On December 6, 2013, Mr. Thorn contacted Mr. Yetman and indicated that Parent needed additional time to complete its due diligence investigation of the Company, rejected the Company’s position that Parent agree to take significant, specified actions to obtain the regulatory approvals necessary to consummate the transaction, and indicated that it was a condition to Parent’s willingness to proceed with the transaction that Mr. Yetman enter into a three year non-competition agreement and a consulting agreement with Parent.

On December 7, 2013, representatives of Jefferies and of Sullivan & Cromwell spoke with representatives of Parent’s financial advisors and of Kirkland & Ellis and informed them of the Company’s position with respect to various provisions of the draft merger agreement including the Company’s position that Parent must be willing to take significant, specified actions to obtain the regulatory approvals necessary to consummate the transaction.

On December 8, 2013, representatives of Parent’s financial advisors contacted representatives of Jefferies and indicated that Parent was unwilling to accept the Company’s position that Parent commit to take significant, specified actions to obtain the regulatory approvals necessary to consummate the transaction.

On December 9, 2013, representatives of Sullivan & Cromwell called representatives of Kirkland & Ellis to inform them that, due to the parties’ inability to resolve the issue regarding the actions Parent would be required to take to obtain the regulatory approvals necessary to consummate the transaction, the Company was terminating discussions between the parties. Later that evening, representatives of Sullivan & Cromwell sent a letter to representatives of Kirkland & Ellis requesting the return or destruction of the Company’s confidential information in the possession of Parent in accordance with the terms of the confidentiality and standstill agreement between Parent and the Company and Parent’s and its representatives’ access to the Company’s virtual data room was terminated.

On December 10, 2013, Parent’s board of directors held a telephonic meeting to discuss the actions Parent may be willing to agree to take to obtain the regulatory approvals necessary to consummate the transaction. Also present at the meeting were representatives of Parent’s management team as well as representatives of Kirkland & Ellis and of Parent’s financial advisors. Following discussion, Parent’s board of directors determined that Parent would not agree at that time to take the actions the Company was insisting upon but would further consider the issue.

On December 13, 2013, Parent’s board of directors held a telephonic meeting to further discuss the actions Parent may be willing to agree to take to obtain the regulatory approvals necessary to consummate the transaction. Also present at the meeting were representatives of Parent’s management team as well as representatives of Kirkland & Ellis and of Parent’s financial advisors. Following discussion, Parent’s board of directors determined that Parent would in principle accept the Company’s position regarding the actions Parent would be required to take to obtain the regulatory approvals necessary consummate the transaction and instructed Parent’s management to communicate the decision of Parent’s board of directors to the Company.

Later in the day on December 13, 2013, representatives of Parent communicated to representatives of Jefferies that Parent had agreed in principle to accept the Company’s position that Parent must agree to take significant, specified actions to obtain the regulatory approvals necessary to consummate the transaction. Representatives of Parent also communicated that Parent would continue to require a three year non-competition agreement and a consulting agreement from Mr. Yetman. Over the course of the next week until the early morning of December 20, 2013, representatives of Sullivan & Cromwell and of Kirkland & Ellis exchanged multiple revised drafts of the merger agreement and held telephone and conferences calls at various times during this period to discuss and negotiate the merger agreement.

In the evening of December 18, 2013, the Company and Parent executed a customary confidentiality agreement covering confidential information to be provided by Parent to the Company and thereafter representatives of Kirkland & Ellis provided copies of certain of Parent’s financial statements to representatives of Sullivan & Cromwell.

On December 19, 2013, Parent’s board of directors held a telephonic meeting to review and consider the proposed transaction. Also present at the meeting were representatives of Parent’s management as well as representatives of Kirkland & Ellis and Parent’s financial advisors. Following review and discussion among the members of Parent’s board of directors, Parent’s board of directors approved the Merger Agreement and the Offer, the Merger and the other transactions contemplated thereby, including the Support Agreements, upon the terms and subject to the conditions set forth in the Merger Agreement, and the proposed financing for the transaction, on the terms and subject to the conditions set forth in the Debt Commitment Letters.

Before the opening of trading on the NASDAQ Stock Market on December 20, 2013, Parent, Purchaser and the Company executed the Merger Agreement and the stockholders party to the Support Agreements executed those agreements. At approximately 9:00 a.m. New York City time, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all of the outstanding Shares at a price of $26.25 per Share in cash, without interest, less any applicable withholding taxes.

11.	The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning the Company.” Capitalized terms used but not defined in this section will have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer to purchase for cash all Shares at the Per Share Amount as promptly as reasonably practicable (and in any event by 5:00 P.M. (New York City Time) on January 6, 2014), and that, subject only to the satisfaction or waiver of the Tender Offer Conditions that are described in Section 15—“Certain Conditions of the Offer,” Purchaser will consummate the Offer in accordance with its terms and promptly after the Expiration Time accept for payment and promptly (and in any event within three (3) business days) pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The initial Expiration Time of the Offer will be 12:00 midnight, New York City time, on February 3, 2014 (one minute after 11:59 P.M., New York City time, on February 3, 2014).

Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the Tender Offer Conditions described in Section 15—“Certain Conditions of the Offer.” The Tender Offer Conditions are for the sole benefit of Purchaser and Parent. Purchaser expressly reserves the right from time to time in its sole discretion to waive any Tender Offer Condition or to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that Purchaser will not, without the prior written consent of the Company, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend, modify or waive satisfaction of the Minimum Condition, (iv) amend, modify or supplement any of the other Tender Offer Conditions in a manner that is, or would reasonably be expected to be, adverse to the Company’s stockholders, (v) impose additional conditions to the Offer, (vi) extend or otherwise change the Expiration Time in a manner other than pursuant to and in accordance with the Merger Agreement or (vii) amend, modify or supplement any other term of the Offer in a manner that is, or would reasonably be expected to be, adverse to the Company’s stockholders.

Extensions of the Offer. The Merger Agreement provides that (i) Purchaser will extend the Offer for any period required by applicable United States federal securities laws, rules and regulations and the interpretations and positions of the SEC and its staff with respect thereto, the rules and regulations of NASDAQ applicable to the Offer or any other governmental entity and (ii) if at any scheduled Expiration Time the Tender Offer Conditions have not been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Acceptance Time), Purchaser will extend the Offer and the Expiration Time to a date that is not more than ten (10) business days after such previously scheduled Expiration Time; provided, however, that if, as of the then scheduled Expiration Time, the sole unsatisfied Tender Offer Condition (other than those conditions that by their nature are to be satisfied at the Acceptance Time) is the Minimum Condition, Purchaser will (and will only be permitted to), unless otherwise mutually agreed in writing between the Company and Parent, extend the Offer for a single period equal to the shorter of (A) twenty (20) business days and (B) the number of business days remaining prior to the Termination Date. Purchaser will not be required to extend the Offer and the Expiration Time to a date later than the Termination Date.

The Merger Agreement provides that Purchaser may not terminate or withdraw the Offer without the prior written consent of the Company other than in connection with the termination of the Merger Agreement in accordance with its terms. In the event the Merger Agreement is terminated pursuant to its terms, Purchaser will promptly (and in any event within 24 hours of such termination) irrevocably and unconditionally terminate the Offer.

Further, the Merger Agreement provides that in the event consummation of the Merger is precluded by a Statutory Impediment and Parent and Purchaser collectively would not own at least 90% of the Shares then outstanding pursuant to the exercise in full of the Top-Up, Purchaser may, in its sole discretion, commence a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Exchange Act and may extend any such subsequent offering period at any time and from time to time thereafter. In accordance with Rule 14d-11 under the Exchange Act, Purchaser will immediately accept for payment and promptly (and in any event within three (3) business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) pay for all Shares tendered during any such subsequent offering period.

The Company’s Board of Directors

The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment for, a number of Shares by Purchaser pursuant to the Offer that represents at least such number of outstanding Shares as will satisfy the Minimum Condition, and at all times thereafter, Parent will, subject to applicable law, be entitled to elect or designate such number of directors, rounded up to the next whole number, to the Board as will give Parent representation on the Board equal to that number of directors that equals the product of (i) the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent and Purchaser (including such Shares as are accepted for payment and paid for pursuant to the Offer) bears to the total number of then outstanding Shares, and promptly following a request therefor by Parent, the Company will cause Parent’s designees to be so elected or appointed to the Board, including by increasing the number of directors, seeking and accepting the resignation of incumbent directors and taking any other actions that are necessary to accomplish the foregoing. At each such time, the Company will also cause each committee of the Board (other than the Independent Director Committee) to include persons designated by Parent representing at least the same percentage of each such committee, board or governing body as Parent’s designees represent on the Board (rounding up where appropriate), in each case to the extent permitted by applicable law and the rules of NASDAQ.

In the event that Parent’s designees are appointed or elected to the Board pursuant to the provision described above, then until the Effective Time, Parent and the Company will use their reasonable best efforts to (i) cause at least three members of the Board as of immediately prior to the Acceptance Time, who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of United States federal securities laws) of Parent and who will be independent and eligible to serve on the Company’s audit committee for purposes of Rule 10A-3 under the Exchange Act and an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules to be directors of the Company and (ii) designate a committee of the Board composed solely of such independent directors and to continue the existence of such independent director committee until the Effective Time. We refer to such independent director committee as the “Independent Director Committee.”

The Merger Agreements provides that after directors designated by Parent are elected or appointed to the Board and prior to the Effective Time, the approval of the Independent Director Committee, by a majority vote of its members (or if there are only two members, by unanimous vote of those two members, or if there is only one member, by a vote of that member), will be required for the Company to authorize (and, to the extent permitted by applicable law, such authorization will constitute the authorization of the Board and no other action on the part of the Board or the Company, including any action by any other director, will be required to authorize) (i) any termination by the Company of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (ii) any amendment by the Company of the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (iii) any extension granted by the Company of the time for the performance of any of the obligations or actions thereunder by Parent or Purchaser, (iv) any waiver of compliance by the Company with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, the holders of Shares, or election to enforce any of the Company’s rights or remedies under the Merger Agreement or (v) any amendment of the governing documents of the Company if any such amendment would reasonably be expected to adversely affect the holders of Shares (other than Parent or Purchaser).

Top-Up

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, the Merger will be completed without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. If the parties are precluded by law or order from effecting the Merger pursuant to Section 251(h) of the DGCL, and if Purchaser does not acquire at least 90% of the Shares on a fully diluted basis in the Offer (which would permit the Merger to be completed without a vote of the stockholders of the Company pursuant to Section 253 of the DGCL), then under the Merger Agreement the Company has granted to Purchaser an irrevocable right to purchase at a price per share equal to the Per Share Amount that number of authorized but unissued shares of common stock of the Company equal to the lowest number of shares of common stock of the Company that, when issued and added to the number of Shares owned by Parent and its affiliates at the time of such exercise, will constitute one share of common stock of the Company more than the number of Shares (the “Short-Form Threshold”) necessary for Purchaser to be merged into the Company without a vote or consent of the Company’s stockholders in accordance with Section 253 of the DGCL. Purchaser may not exercise the Top-Up (i) unless the parties are precluded by law or order from effecting the Merger pursuant to Section 251(h) of the DGCL; (ii) to the extent that the number of Top-Up Shares would exceed the number of the Company’s then authorized and unissued shares of common stock that are not otherwise reserved or committed to be issued and (iii) unless, immediately after such exercise and the issuance of the Top-Up Shares pursuant thereto, the Short-Form Threshold would be reached (after giving effect to the issuance of the Top-Up Shares).

The Top-Up will only be exercisable once, in whole and not in part, prior to the earlier of the Effective Time and the termination of the Merger Agreement, within ten (10) business days following the Acceptance Time. The purchase price owed by Purchaser to the Company to purchase the Top-Up Shares will be paid to the Company, at Purchaser’s option, (i) in cash, by wire transfer of same-day funds, or (ii) by (A) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) executing and delivering to the Company a promissory note (with full recourse to Purchaser) having a principal amount equal to the aggregate purchase price for the Top-Up Shares less the amount paid in cash pursuant to the immediately preceding clause (A). Any such promissory note will be due on the first anniversary of the purchase of the Top-Up Shares and bear a simple interest of 5% per annum and may be prepaid, in whole or in part, at any time without premium or penalty.

The Merger

The Merger Agreement provides that, as soon as practicable following the Acceptance Time, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of DGCL, Purchaser will be merged with and into the Company, and the separate corporate existence of Purchaser will thereupon cease. The Merger Agreement provides that the Merger will be governed by Section 251(h) of the DGCL.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company will be amended by virtue of the Merger to read in its entirety as the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time, except that the name of the Company will remain “Coleman Cable, Inc.” and the provisions relating to the incorporator of Purchaser will be omitted.

The parties have agreed to take all actions necessary so that the by-laws of the Company will be amended to read at the Effective Time as the by-laws of Purchaser in effect immediately prior to the Effective Time, except that the name of the Company will remain “Coleman Cable, Inc.”

The parties have also agreed to take, or cause to be taken, all actions necessary so that the directors of Purchaser immediately prior to the Effective Time will, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws. The officers of the Company at the Effective Time will, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws.

Merger Closing Conditions. The respective obligation of each party to the Merger Agreement to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

•	If required by applicable law, the Merger Agreement shall have been adopted by the holders of a majority of Shares entitled to vote on such matter at a stockholders meeting duly called and held for such purpose.

•	No governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order (whether temporary, preliminary or permanent) that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Merger.

•	The Regulatory Condition shall have been satisfied with respect to the Merger.

•	Purchaser shall have accepted for payment and paid for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares that are owned by stockholders who have properly demanded and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares (“Excluded Shares”), will be converted into the right to receive an amount in cash equal to the Per Share Amount, without interest. At the Effective Time, all of the Shares will cease to be outstanding, will be cancelled and will cease to exist.

Payment for Shares. The Merger Agreement provides that at or prior to the Effective Time, Parent will deposit, or will cause to be deposited, with a paying agent reasonably selected by Parent (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to pay the aggregate amount payable to the stockholders in connection with the Merger.

In addition, prior to the Effective Time, Parent and the Company have agreed to reasonably cooperate to establish procedures with the Paying Agent and The Depository Trust Company (“DTC”) designed to provide that (i) if the closing of the Merger occurs at or prior to 11:30 a.m. (New York City time) on the date of the closing, the Paying Agent will transmit to DTC or its nominee on the date of the closing an amount in cash in immediately available funds equal to the product of (A) the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time and (B) the Per Share Amount (such amount, the “DTC Payment”), and (ii) if the closing of the Merger occurs after 11:30 a.m. (New York City time) on the date of the closing, the Paying Agent will transmit to DTC or its nominee on the first (1st) business day after the date of the closing an amount in cash in immediately available funds equal to the DTC Payment.

As promptly as practicable after the Effective Time, the Surviving Corporation will cause the Paying Agent to mail to each holder of record of Shares (other than Excluded Shares) (i) a letter of transmittal in customary form, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates) or book-entry Shares in exchange for the amount to which such holder of record is entitled as a result of the Merger. Upon delivery of such letter of transmittal by any holder of Certificates (other than Excluded Shares), duly completed and duly executed in accordance with its instructions and the surrender to the Paying Agent of a Certificate that immediately prior to the Effective Time represented such Shares (or affidavit of loss in lieu of the Certificate), or, with respect to book-entry Shares, receipt by the Paying Agent of an “agent’s message” in customary form, Parent will cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in the Merger Agreement) equal to the product of (A) the number of Shares represented by such Certificate or book-entry Share, as the case may be, and (B) the Per Share Amount. Any Certificates so surrendered will forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or the book-entry Shares.

Any portion of the fund deposited or caused to be deposited by Parent with the Paying Agent (including the proceeds of any investments of such fund) that remains unclaimed by the holders of Shares for 180 calendar days after the Effective Time will be delivered to the Surviving Corporation. Any holder of Shares who has not theretofore complied with the requirements of the Merger Agreement outlined above will thereafter look only to the Surviving Corporation for payment of the amount to which such holder is entitled as a result of the Merger upon due surrender of the Certificates or book-entry Shares held by them, without any interest thereon.

Treatment of Stock Plans. The Merger Agreement provides that at the Acceptance Time, each outstanding option under the Company’s Long-Term Incentive Plan (the “Stock Plan”), whether vested or unvested, will automatically vest, and at the Effective Time, each outstanding option will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of shares of common stock of the Company subject to such option and (ii) the excess, if any, of the Per Share Amount over the exercise price per share of common stock of the Company under such option, which amount will be paid by Parent or the Surviving Corporation as soon as reasonably practicable following the Effective Time. In the case of an option with an exercise price that is greater than the Per Share Amount, such option will, at the Effective Time, automatically be forfeited for no consideration in exchange therefor.

The Merger Agreement provides that immediately prior to the Acceptance Time, any vesting conditions applicable to any shares of restricted common stock of the Company granted pursuant to the Stock Plan will be deemed to be satisfied (subject to and contingent upon the occurrence of the Acceptance Time), and such shares will be treated the same as all other Shares in accordance with the Merger Agreement.

Adjustments. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Amount will be equitably adjusted to reflect such change and as so adjusted will, from and after the date of such event, be the Per Share Amount.

Representations and Warranties

The Merger Agreement contains representations and warranties of the Company, Parent and Purchaser.

In the Merger Agreement, the Company has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	the corporate organization, good standing and qualification of the Company and its subsidiaries;

•	the Company’s capital structure;

•	the Company’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by the Company of the Merger Agreement and the enforceability of the Merger Agreement against the Company;

•	the delivery of a fairness opinion by Jefferies LLC as financial advisor to the Company;

•	the Company’s required governmental filings and the absence of violation of organizational documents, applicable law or certain contracts resulting from the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby by the Company;

•	the Company’s SEC reports and financial statements;

•	the absence of certain changes involving the Company and its subsidiaries, including any Company Material Adverse Effect, since certain specified dates;

•	the absence of legal proceedings involving the Company and its subsidiaries;

•	the absence of certain liabilities of the Company and the its subsidiaries;

•	employee benefits matters;

•	compliance with laws and licenses by the Company and its subsidiaries;

•	compliance with customs and international trade laws by the Company and its subsidiaries;

•	material contracts;

•	real property matters;

•	the inapplicability of takeover statutes to the Offer or the Merger;

•	environmental matters;

•	tax matters;

•	labor matters;

•	intellectual property matters;

•	insurance matters;

•	absence of certain affiliate transactions;

•	the accuracy of the information supplied by the Company or its subsidiaries for inclusion in certain SEC filings relating to the Offer;

•	broker’s or finder’s fees; and

•	product liability.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company with respect to, among other things:

•	the corporate organization, good standing and qualification of Parent and Purchaser;

•	Parent’s and Purchaser’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by Parent and Purchaser of the Merger Agreement and the enforceability of the Merger Agreement against Parent and Purchaser;

•	Parent’s and Purchaser’s required governmental filings and the absence of violation of organizational documents, applicable law or certain contracts resulting from the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby by Parent and Purchaser;

•	the absence of legal proceedings involving Parent and Purchaser;

•	the financing commitments obtained by Parent in connection with the Offer and the Merger;

•	the capitalization of Purchaser;

•	broker’s or finder’s fees;

•	Parent’s and the Surviving Corporation’s solvency;

•	ownership of the Company’s common stock by Parent, Purchaser and their respective affiliates; and

•	the accuracy of the information supplied by Parent or Purchaser for inclusion in certain SEC filings relating to the Offer.

None of the representations and warranties contained in the Merger Agreement survive the consummation of the Merger.

Some of the representations and warranties in the Merger Agreement are qualified as to “materiality” or “Company Material Adverse Effect” and by reference to the disclosure letter delivered to Parent by the Company concurrently with entering into the Merger Agreement (the “Company Disclosure Letter”).

For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, event, occurrence or effect that, individually or taken together with other changes, events or occurrences, (i) is, or would reasonably be expected to be, materially adverse to the business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, or (ii) prevents, or would reasonably be likely to prevent, the Company from consummating the Offer or the Merger or the other transactions contemplated by the Merger Agreement. None of the following, and no change, event, occurrence or effect, individually or in the aggregate, to the extent arising out of or resulting from any of the following, will constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

A. changes generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the United States or elsewhere in the world where the Company and its subsidiaries operate or where the Company’s or any of its subsidiaries’ products or services are sold, including changes in interest rates, exchange rates, commodity prices, electricity prices and fuel costs;

B. changes that are the result of factors generally affecting the industries in which the Company or any of its subsidiaries operate or the Company’s or any of its subsidiaries’ products or services are sold;

C. changes, events, occurrences or effects resulting from the entry into, announcement or performance of the Merger Agreement or the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, including any loss of, or adverse change in, the relationship of the Company or any of its subsidiaries with its customers, employees, unions, financing sources, distributors, suppliers, partners or similar relationships as a result thereof;

D. any litigation arising from allegations of any breach of fiduciary duty or allegations of violation of law (but not any finally adjudicated breach of fiduciary duty or violation of law itself), in each case relating to the Merger Agreement or the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement;

E. changes or prospective changes in any law or GAAP or interpretation or enforcement thereof;

F. any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause will not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

G. any change, event, occurrence or effect resulting from acts of war (whether or not declared), hostilities, sabotage, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other natural disaster, or any other force majeure event, whether or not caused by any person, or any national or international calamity or crisis;

H. any actions taken or omitted to be taken by the Company or its subsidiaries that are required to be taken or omitted to be taken by the Merger Agreement or any actions taken or omitted to be taken with Parent’s written consent or at Parent’s written request;

I. any change, event, occurrence or effect resulting or arising from the identity of Parent or its affiliates;

J. any decline in the market price, or change in trading volume, of the Shares on the NASDAQ or any other capital stock or debt securities of the Company; provided that the exception in this clause will not preclude a determination that any change, event, occurrence or effect underlying such decline or change, as applicable, has contributed to, or resulted in, a Company Material Adverse Effect; or

K. any change or announcement of a potential change in the credit rating or other rating of financial strength of the Company or any of its subsidiaries or any of their securities; provided that the exception in this clause will not preclude a determination that any change, event, occurrence or effect underlying such change or potential change has resulted in, or contributed to, a Company Material Adverse Effect;

provided, further, that, the foregoing clauses (A), (B), (E) and (G) will not apply to the extent such changes, events, occurrences or effects disproportionately adversely affect the Company and its subsidiaries, taken as a whole, compared to other companies operating in the industry in which the Company and its subsidiaries operate.

Interim Operations

The Merger Agreement provides that after the date of the Merger Agreement and prior to the Effective Time, except as (i) required by applicable law or by a governmental entity, (ii) otherwise expressly contemplated by the Merger Agreement, (iii) otherwise set forth in the Company Disclosure Letter or (iv) Parent approves in writing (such approval not to be unreasonably withheld, delayed or conditioned):

•	The Company will use reasonable best efforts to cause the business of it and its subsidiaries to be conducted in the ordinary course and, to the extent consistent therewith, it will use reasonable best efforts to preserve its business organization and that of its subsidiaries intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, employees and business associates; and

•	Without limiting the generality of the foregoing and in furtherance thereof, the Company will not and will cause its subsidiaries not to:

•	adopt any change in its certificate of incorporation or by-laws or other applicable governing instruments;

•	merge or consolidate with any other person or restructure, reorganize or completely or partially liquidate the Company or any of its subsidiaries;

•	acquire (A) any corporation, partnership, other business organization or division thereof or (B) any assets outside of the ordinary course of business (in the case of clause (B), for consideration in excess of $5 million in the aggregate);

•	issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of any capital stock, options or other rights to acquire shares of capital stock (other than in connection with the exercise of options outstanding on the date of the Merger Agreement and the vesting of restricted stock outstanding on the date of the Merger Agreement);

•	make any loans, advances or capital contributions to or investments in any person (other than among the Company and any direct or indirect wholly-owned subsidiary of the Company) in excess of $1,000,000 in the aggregate;

•	declare or pay any dividend or make any other distribution (except for dividends paid by any direct or indirect wholly-owned subsidiary of the Company to the Company or to any other direct or indirect wholly-owned subsidiary of the Company and except for quarterly dividends paid by the Company to holders of Shares consistent with past practice and not in excess of $0.05 per Share) or enter into any agreement with respect to the voting of its capital stock;

•	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the acquisition of any Shares tendered by current or former employees or directors in order to pay taxes in connection with the exercise of options or the vesting restricted stock of the Company);

•	add an employer stock investment option to any benefit plan intended to be qualified under Section 401(a) of the Code or permit any participant in any such benefit plan to direct the investment of his or her plan account in employer securities within the meaning of Section 407(d) of ERISA;

•	incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantee such indebtedness of another person (other than of the Company or any wholly-owned subsidiary of the Company), or issue or sell rights to acquire any debt security of the Company or any of its subsidiaries, except for indebtedness pursuant to the Company’s Second Amended and Restated Credit Agreement, dated August 4, 2011, borrowed in the ordinary course of business and in a net amount not to exceed $40 million (including letters of credit pursuant thereto);

•	make any capital expenditures in excess of $1,000,000 in the aggregate, except as included as a line item in the Company’s 2013 or 2014 capital budget for the respective fiscal year and except for expenditures related to operational emergencies;

•	make any material changes with respect to accounting policies or procedures, except as required by changes in GAAP, or the interpretation thereof, or by a governmental entity;

•	settle, release, waive or compromise any claim or obligation (whether absolute, accrued, contingent or otherwise) or any pending or threatened action by or before a governmental entity against the Company or any of its subsidiaries, except for any such claim, obligation or action that would not result in liability for the Company or any of its subsidiaries in an amount in excess of $500,000 individually or $1 million in the aggregate (in each case, net of applicable insurance proceeds after payment of deductibles) and that does not otherwise impose any material obligations or restrictions on the business or operations of the Company or any of its subsidiaries;

•	other than to the extent required by law, make or change any material tax election;

•	transfer, sell or dispose of any material amount of assets, other than inventory, supplies and other assets in the ordinary course of business or pursuant to contracts in effect prior to the date of the Merger Agreement;

•	except as required pursuant to the terms of any benefit plan, (A) grant or provide any severance or termination payments or benefits to any employee, director or other individual service provider, (B) grant any new equity-based awards, (C) materially increase the compensation of any employee, director or other individual service provider other than routine salary increases for non-officer employees in the ordinary course of business consistent with past practice (with respect to both timing and amount), (D) establish, adopt, terminate or amend any benefit plan, or (E) hire any employee, director or other individual service provider with an annual base salary in excess of $175,000 and on terms that do not provide for any payments or benefits upon termination;

•	terminate or materially amend or modify any material contract or any lease (other than, except with respect to leases, extensions at the end of a term or on overall terms no less favorable than the terms of the existing material contract and for a term no longer than the existing term of such material contract and in no event longer than one year) or enter into a contract that, if in effect on the date of the Merger Agreement, would have been such material contract or enter into a new material contract or (B) enter into any contract that contains a change of control or similar provision that would require a payment to any counterparty thereto in connection with the consummation of the Offer, the Merger and/or the other transactions contemplated by the Merger Agreement that would not otherwise be due;

•	sell, transfer, assign, abandon or otherwise dispose of, or grant any license or sublicense with respect to, certain intellectual property of the Company (other than any license granted or abandonment in the ordinary course of business consistent with past practice);

•	implement any facility closings or reductions in force not in compliance with the WARN Act;

•	fail to maintain in full force and effect any insurance policy material to the operations of the business of the Company and its subsidiaries taken as a whole;

•	accelerate the collection of accounts receivable or delay the payment of accounts payable or participate in any activity that would reasonably be expected to result in a temporary increase in the demand for the products offered by the Company or any of its subsidiaries (in each case, other than in the ordinary course of business); or

•	agree, authorize or commit to do any of the foregoing.

The Merger Agreement also provides that neither Parent, Purchaser nor the Company will take or permit any of their affiliates to take any action that is reasonably likely to prevent or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

No Solicitation

At all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Effective Time, the Company has agreed that neither it nor any of its subsidiaries nor any of the officers and directors of it or its subsidiaries will, and that it will instruct and use its reasonable best efforts to cause its and its subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (whom we refer to collectively as “Representatives”) not to, directly or indirectly:

•	initiate, solicit, propose, knowingly encourage or knowingly take any action to facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as defined below); or

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any subsidiary of the Company to any person relating to any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

•	grant any waiver, amendment or release under any standstill agreement or anti-takeover statute, or otherwise fail to enforce any of the foregoing; provided, however, that the Company will not be prohibited from taking (or, in the case of enforcement, will not be required to take) any such action if the Board has determined in good faith, after consultation with outside legal counsel, that failing to take such action (or in the case of enforcement, taking such action) would be inconsistent with the directors’ fiduciary duties under applicable law;

•	approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, term sheet, memorandum of understanding, merger agreement, acquisition agreement or other similar contract relating to an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement, as defined below) (an “Alternative Acquisition Agreement”); or

•	resolve, propose or agree to do any of the foregoing.

In addition the Company agreed that it and its subsidiaries will, and that it will instruct and use its reasonable best efforts to cause its and its subsidiaries’ Representatives to, (i) immediately cease all discussions and negotiations with any person that may be ongoing with respect to any Acquisition Proposal, or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, (ii) deliver a written notice to each such person to the effect that the Company is ending all discussions and negotiations with such person with respect to any Acquisition Proposal or any such proposal or offer, effective on the date of the Merger Agreement, which notice will also request such person to promptly return or destroy all confidential information concerning the Company and its subsidiaries and (iii) terminate the access of any persons other than Parent and its Representatives to any “data room” hosted by the Company or any of its Representatives relating to any Acquisition Proposal.

Notwithstanding the restrictions described above, if (i) at any time prior to the Acceptance Time any person makes an unsolicited bona fide written Acquisition Proposal (which Acquisition Proposal does not arise out of or result from any breach of the restrictions described above), (ii) the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or is reasonably likely to result in a Superior Proposal and (iii) the Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then the Company may:

•	provide information to the person who has made such Acquisition Proposal in response to a request therefor if and only if, prior to providing such information, the Company has received from such person an executed confidentiality agreement between the Company and such person that is no more favorable in any material respect to the counterparty than the Confidentiality Agreement, dated October 1, 2013, between the Company and Parent (it being understood that such confidentiality agreement need not prohibit the making or amendment of a private Acquisition Proposal to the Board) (an “Acceptable Confidentiality Agreement”); provided, that the Company will promptly (and in no event later than twenty-four (24) hours) make available to Parent any material information concerning the Company or any subsidiary of the Company that is provided to such person that was not previously made available to Parent or its Representatives; and

•	engage or participate in discussions or negotiations with such person.

The Company has agreed that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or its Representatives indicating, in connection with such notice, the identity of the person or group of persons making such offer or proposal and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements). The Company is required to keep Parent reasonably informed, on a prompt basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations. The Company has also agreed to provide Parent, as soon as practicable and in any event within twenty-four (24) hours after receipt or delivery thereof, copies of all draft agreements (and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any Acquisition Proposal) sent by or provided to the Company in connection with any Acquisition Proposal.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Acquisition Proposal” means any inquiry, proposal or offer relating to (i) the acquisition by any third party of twenty percent (20%) or more of the equity interests in the Company (by vote or by value), (ii) any merger, consolidation, business combination, reorganization, share exchange or similar transaction involving any third party and the Company or any subsidiary of the Company that would result in the acquisition by any third party of equity interests or assets representing twenty percent (20%) or more of the net revenues, net income, cash flow or assets of the Company and its subsidiaries, taken as a whole, (iii) any sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction that would result in any third party acquiring assets (including capital stock of or interest in any subsidiary of the Company) representing twenty percent (20%) or more of the net revenues, net income, cash flow or assets of the Company and its subsidiaries, taken as a whole, or (iv) any tender offer or exchange offer or other transaction that, if consummated, would result in any third party beneficially owning twenty percent (20%) or more of the outstanding equity interests in the Company (by vote or by value, in each case whether in one transaction or a series of related transactions and whether directly or indirectly).

•	“Superior Proposal” means a bona fide written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 75%) that does not arise out of or result from any material violation of the restrictions summarized in this section titled “No Solicitation” and that the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, and after taking into consideration, among other things, all legal, financial, regulatory, timing and other aspects of such Acquisition Proposal and the Merger Agreement (in each case taking into account any binding written proposals amending the terms of the Merger Agreement made by Parent prior to the expiration of the Notice Period (as defined below) providing for revisions to the Merger Agreement, if any), including any breakup fees and expense reimbursement provisions, (i) is more favorable, from a financial point of view, to the stockholders of the Company than the transactions contemplated by the Merger Agreement, (ii) the financing of which is fully committed or in the good faith judgment of the Board is reasonably capable of being fully financed and (iii) is reasonably expected to be consummated in accordance with its terms.

The Company Board’s Recommendation.

The Company has represented in the Merger Agreement that the Board, by resolutions duly adopted at a meeting duly called and held, unanimously (i) approved and declared advisable the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the Merger Agreement and such transactions are fair to, and in the best interests of, the Company and its stockholders (other than Parent and its subsidiaries), (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer and, to the extent required by applicable law, adopt the Merger Agreement and (iv) directed that, to the extent required by applicable law, the Merger Agreement be submitted to the Company’s stockholders for their adoption at a meeting duly called and held for such purpose, and that such resolutions had not, as of the date of the Merger Agreement, been subsequently withdrawn or modified in a manner adverse to Parent. We refer to the recommendations in clauses (i) through (iii) above as the “Company Recommendation.”

The Merger Agreement provides that at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Effective Time, the Board and each committee thereof will not:

•

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Purchaser, the Company Recommendation with respect to the Offer or the Merger, (ii) fail to include the Company Recommendation in the Schedule 14D-9, (iii) recommend (publicly or otherwise) an Acquisition Proposal or (iv) (1) fail to recommend against any Acquisition Proposal (other than an Acquisition Proposal referred to in the following clause (2)) within ten (10) business days after public disclosure of such Acquisition Proposal or (2) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act within ten (10) business days after the commencement of such Acquisition Proposal (any action described in clauses (i) through (iv), a “Change of Recommendation”); or

•	cause or permit the Company or any subsidiary of the Company to enter into an Alternative Acquisition Agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with the provisions described in the section above titled “No Solicitation”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the Acceptance Time, the Board may make a Change of Recommendation in connection with a Superior Proposal or in response to a material event, occurrence, development or state of facts or circumstances occurring after the date of the Merger Agreement that was neither known to the Board nor reasonably foreseeable prior to the date of the Merger Agreement, in either case, if the Board determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law. The Board may also terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal. However, the Board may not take any of the foregoing actions unless:

•	the Company has complied in all material respects with its obligations described under the section above titled “No Solicitation”;

•	the Company has provided prior written notice to Parent at least 72 hours in advance (the “Notice Period”) to the effect that the Board intends to take such action and specifying in reasonable detail the circumstances giving rise to such proposed action, including, in the case such action is proposed to be taken in connection with a Superior Proposal, certain additional information specified in the Merger Agreement with respect to such Superior Proposal;

•	the Company has, and has caused its financial and legal advisors to have, during the Notice Period, negotiated with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement such that the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable law; provided, however, that in the event of any material revisions to the terms of such Superior Proposal, the Company will be required to deliver a new notice to Parent and to comply with the negotiation requirements described above with respect to such new notice and the revised Superior Proposal contemplated thereby, and a new Notice Period will commence upon the delivery of such new notice;

•	at or following the end of such Notice Period, the Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would continue to be inconsistent with the directors’ fiduciary duties under applicable law (in each case taking into account any written commitment received from Parent prior to the expiration of the Notice Period providing for revisions to the Merger Agreement, if any); and

•	in the event of a termination of the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the Company has validly terminated the Merger Agreement and has paid the Termination Fee.

Consummation of the Merger, Stockholder Meeting and Stock Exchange Delisting

The parties have agreed to take all necessary and appropriate action to cause the Merger to become effective as promptly as practicable in accordance with the DGCL. Following the Acceptance Time, if Parent, Purchaser and their affiliates collectively own at least one Share more than the number of shares required for Purchaser to be merged into the Company in accordance with Section 251(h) of the DGCL, the parties have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition and in any event within one (1) business day after such acquisition in accordance with Section 251(h) of the DGCL. If the parties are precluded by law or order from effecting the Merger pursuant to Section 251(h) of the DGCL and Parent, Purchaser and their affiliates have collectively acquired at least one Share more than the Short-Form Threshold, the parties have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as possible after the Acceptance Time in accordance with Section 253 of the DGCL.

If adoption of the Merger Agreement by the Company’s stockholders is required under applicable law, promptly following the Acceptance Time, the Company will take all action necessary in accordance with applicable law, the rules of NASDAQ, the certificate of incorporation of the Company and the by-laws of the Company to establish a record date for, duly call, give notice of, convene and hold a meeting of the holders of Shares for the purpose of voting on the adoption of the Merger Agreement as promptly as practicable, including preparing and filing with the SEC a proxy statement in connection with seeking the adoption of the Merger Agreement by the Company’s stockholders at the stockholders meeting. At such stockholders meeting, or any postponement or adjournment thereof, Parent will vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of their other affiliates in favor of the adoption of the Merger Agreement.

Prior to the Effective Time, the Company will cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable on its part under applicable law (including the rules and regulations of NASDAQ) to cause the delisting of the Shares from NASDAQ and the deregistration of the Shares and other securities of the Company, as applicable, under the Exchange Act as promptly as practicable after the Effective Time.

Financing Efforts

Parent and Purchaser have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions (including the flex provisions) described in the Debt Commitment Letter (or on terms no less favorable to Parent and Purchaser; so long as any such change in terms is not otherwise prohibited by the provisions described in this section titled “Financing Efforts”), including using reasonable best efforts to: (i) maintain in effect the Debt Commitment Letter until the Offer, the Merger and the other transactions contemplated by the Merger Agreement are consummated, (ii) satisfy on a timely basis all conditions and covenants applicable to Parent and Purchaser in the Debt Commitment Letter that are within its control and otherwise comply with its obligations thereunder, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions (including the flex provisions) contemplated by the Debt Commitment Letter (or on terms no less favorable to Parent and Purchaser; so long as any such change in terms is not otherwise prohibited by the provisions described in this section titled “Financing Efforts”), (iv) upon satisfaction of the conditions contained in the Debt Commitment Letter, consummate the Debt Financing at or prior to the Acceptance Time and (v) enforce its rights under the Debt Commitment Letter.

Parent and Purchaser will not (A) permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter if such amendment, modification or waiver (x) reduces the aggregate amount of the Debt Financing to be less than an amount that, together with Parent’s cash on hand, would be less than the amount required to be funded by Parent under the Merger Agreement, (y) imposes new or additional conditions precedent to the Debt Financing or otherwise expands the conditions precedent to the Debt Financing (provided, that Parent and Purchaser may replace or amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of the Merger Agreement) or (z) would reasonably be expected to (I) make the funding of the Debt Financing less likely to occur, (II) prevent the date of closing of the Merger or Acceptance Time or (III) adversely impact the ability of Parent or Purchaser to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto or

(B) consent to an early termination of the Debt Commitment Letter. Parent and Purchaser will keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing or any Alternative Financing (as defined below), and promptly notify the Company in writing (1) if to the knowledge of Parent and Purchaser there exists any breach or default (or any other event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) under the Debt Commitment Letter, (2) of the receipt by Parent or Purchaser of any notice or communication from any of its financing sources of any alleged or actual breach, default, termination or repudiation by any party to the Debt Financing Commitments or (3) if for any reason, Parent or Purchaser no longer believes in good faith that it will be able to obtain all of the Debt Financing contemplated by the Debt Financing Commitments on the terms described therein.

Without limiting the generality of the foregoing, if any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions contained in the fee letter provided by Parent to the Company) contemplated in the Debt Commitment Letter, Parent and Purchaser will give the Company prompt notice (which will in no event be more than two (2) business days from occurrence),and Parent and Purchaser will use their respective reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by the Merger Agreement on terms not materially less favorable from the standpoint of Parent and Purchaser than those in the Debt Commitment Letter (taking into account the flex provisions) as promptly as practicable following the occurrence of such event (an “Alternative Financing”, and references in the Merger Agreement to the “Debt Financing” will be deemed to refer to such Alternative Financing). Notwithstanding anything in the Merger Agreement to the contrary, in no event will the reasonable best efforts of Parent be deemed or construed to require Parent to, and Parent will not be required to, (i) pay any fees in excess of those contemplated by the Debt Commitment Letter as in effect on the date of the Merger Agreement or (ii) agree to any term that is outside of, or less favorable than, any applicable economic provision of the Debt Commitment Letter as in effect on the date of the Merger Agreement or any related fee letter (including any flex provision therein) as in effect on the date of the Merger Agreement.

The Company has agreed to use its, and to cause its subsidiaries to use their, reasonable best efforts to, and to use its and their reasonable best efforts to cause their respective Representatives to, provide to Parent customary cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing, including among other things, furnishing to Parent and its financing sources the Required Information (as defined below).

Marketing Period

In addition to the other Tender Offer Conditions described in Section 15—“Certain Conditions of the Offer”, the Offer is conditioned upon the completion of the Marketing Period.

The “Marketing Period” is the first period of twenty (20) consecutive business days following the commencement of the Offer throughout which Parent will have received the Required Information and such Required Information is Compliant (as defined below). Such twenty (20) consecutive business day period will not commence until on or after January 13, 2014. Notwithstanding the foregoing, the Marketing Period will end on any earlier date that is the date on which the Debt Financing is otherwise consummated if such date is prior to the end of such twenty (20) business day period. If at any time the Company reasonably believes that it has delivered the Required Information, then the Company may deliver to Parent and Purchaser a written notice to that effect, in which case the Marketing Period will deemed to have begun on the date such notice has been delivered (which shall not in any event be until on or after January 13, 2014), unless Parent in good faith believes that the Company has not delivered the Required Information, and, within five (5) business days after the delivery of such notice, delivers written notice to the Company stating with reasonable specificity which items of the Required Information has not been provided.

For purposes of the Merger Agreement:

•	“Compliant” means, with respect to the Required Information, that: (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company and its subsidiaries, necessary in order to make the statements contained in such Required Information, as of their respective dates and taken as a whole, in the light of the circumstances in which they were made, not materially misleading and (ii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information: and

•	“Required Information” means, as of any date, (1) (x) the audited consolidated balance sheet of the Company and its subsidiaries as of December 31, 2012 and December 31, 2011 and the related audited consolidated statements of operations and comprehensive income, changes in equity and cash flows of the Company and its subsidiaries for the years ending December 31, 2012 and December 31, 2011 and (y) if the Acceptance Time occurs after March 31, 2014, the audited consolidated balance sheet of the Company and its subsidiaries as of December 31, 2013 and the related audited consolidated statements of operations and comprehensive income, changes in equity and cash of the Company and its subsidiaries for the year ending December 31, 2013, (2) (x) the unaudited consolidated balance sheets of the Company and its subsidiaries as of March 31, 2013, June 30, 2013 and September 30, 2013 and the related unaudited consolidated statements of operations and comprehensive income, changes in equity and cash flows of the Company and its subsidiaries for the quarter ending March 31, 2013, June 30, 2013 and September 30, 2013 and (y) the unaudited interim consolidated balance sheets of the Company and its subsidiaries and related unaudited consolidated statements of income and cash flows for each subsequent fiscal quarter ended at least 60 days prior to the Acceptance Time and (3) historical information of the Company and its subsidiaries on a consolidated basis as is reasonably required for Parent to prepare a pro forma consolidated balance sheet and pro forma statement of operations of the type customarily included in information memoranda for the syndication of the Term Loan Facility and the ABL Facility (each as defined in the Debt Commitment Letter).

Efforts to Close the Transaction

In the Merger Agreement, each of the Company and Parent agreed to cooperate with each other and use (and cause their respective controlled affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable laws to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, including under the HSR Act and any other applicable antitrust law.

In addition, Parent has agreed to use its reasonable best efforts to avoid the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment, investigation or law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, and Parent and the Company have agreed that, in the event any injunction or other order is enacted or entered or is reasonably foreseeable to be enacted or entered and would make consummation of the Offer and the Merger unlawful or would delay the consummation of the Offer and the Merger, to use their reasonable best efforts to take any and all steps necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction or other order so as to permit such consummation on a schedule as close as possible to that contemplated by the Merger Agreement. Parent’s reasonable best efforts include an obligation that Parent proffer and agree to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, licenses, categories of assets or businesses or other operations, or interests therein (collectively, “assets or businesses”), of the Company or Parent or either’s respective subsidiaries, and/or enter into agreements with, or submit to orders of, the relevant governmental entity giving effect thereto (including with respect to selling, licensing, holding separate or otherwise disposing of or encumbering any assets or businesses or conducting its, the Company’s or their respective subsidiaries’ businesses in any specific manner) to avoid, prevent, eliminate or remove any impediment to the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement by any governmental entity under any antitrust law and so as to enable the closing of the Merger to occur as soon as reasonably possible, and in any event, not later than the Termination Date, including taking any action that would be reasonably necessary to avoid, prevent, eliminate or remove the actual or threatened (A) commencement of any proceeding in any forum or (B) issuance or enactment of any order, decree, decision, determination, judgment or law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement by any governmental entity (it being understood that, as it relates to the Company and its subsidiaries, no such action will be binding on the Company or its subsidiaries unless it is contingent upon the occurrence of the closing of the Merger) (any action referred to in this sentence a “Required Action”). Notwithstanding the foregoing, in no event will Parent be required to take, or be required to offer to take or agree to take or proffer, on behalf of itself, the Company and/or any of their respective subsidiaries, any Required Action with respect to any assets or businesses if the revenues from such assets or businesses for the twelve (12) months ended November 30, 2013, when combined with the assets or businesses that are the subject of any other Required Action or Required Actions, exceeded $155 million. Neither the Company nor any of its affiliates or Representatives will make any offer, counter-offer, or otherwise engage in negotiations with any governmental entity with respect to any proposed settlement, consent decree, consent order, commitment or remedy, without the express written approval of Parent (such approval not to be unreasonably conditioned, delayed or withheld).

Indemnification, Exculpation and Insurance

The Merger Agreement provides that from and after the Effective Time, each of Parent and the Surviving Corporation will indemnify and hold harmless, to the fullest extent permitted under applicable law (and Parent will also advance expenses as incurred to the fullest extent permitted under applicable law; provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification), each present and former director, officer and employee of the Company and its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such persons’ service as a director, officer or employee of the Company or its subsidiaries or services performed by such persons at the request of the Company or its subsidiaries at or prior to the Effective Time.

In addition, prior to the Effective Time, the Company will and, if the Company is unable to, Parent will cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of the existing directors’ and officers’ and fiduciary liability insurance policies for a period of six (6) years from and after the Effective Time. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, continue to maintain in effect for six (6) years from and after the Effective Time such insurance policies that were in place as of the date of the Merger Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of the Merger Agreement, or the Surviving Corporation will, and Parent will cause the Surviving Corporation to, use reasonable best efforts to purchase comparable insurance for such period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of the Merger Agreement. In no event shall the aggregate cost of any of the obligations described in this paragraph exceed 300% of the current annual premiums paid by the Company for such purpose.

Following the Effective Time, the persons indemnified pursuant to these provisions will be third party beneficiaries of these provisions under the Merger Agreement, and the rights described under this section titled “Indemnification, Exculpation and Insurance” will be in addition to any rights under the certificate of incorporation, by-laws or comparable governing documents of the Company or any of its subsidiaries, or under any applicable contracts or laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any indemnified party as provided in the certificate of incorporation, by-laws or comparable governing documents of the Company and its subsidiaries or any indemnification agreement between such indemnified party and the Company or any of its subsidiaries, in each case as in effect on the date of the Merger Agreement, shall survive the Offer, the Merger and the other transactions contemplated by the Merger Agreement and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified party.

Employee Matters

The Merger Agreement provides that for a period of twelve (12) months following the Effective Time (the “Benefit Period”), Parent will provide or cause to be provided, to the individuals who are employed by the Company or any of its subsidiaries as of the Effective Time, other than any employee who is covered by a collective bargaining or similar agreement between the Company and any labor union (“Continuing Employees”), (i) base salary no less than the base salary provided by the Company and its subsidiaries to each Continuing Employee immediately prior to the Effective Time, (ii) annual cash bonus opportunity and (iii) cash long-term incentive opportunity (in the case of this clause (iii), only with respect to the four active 2013—2014 participants disclosed to Parent prior to the date of the Merger Agreement), that are no less favorable in the aggregate than those provided by the Company and its subsidiaries to each such employee immediately prior to the Effective Time, (iv) employee benefits (other than equity compensation, severance benefits, and benefits pursuant to a defined benefit pension plan) that are substantially comparable in the aggregate to those provided by the Company and its subsidiaries under the benefit plans to such employees immediately prior to the Effective Time, and (v) severance benefits equal to either the severance benefits provided by (A) the Company and its subsidiaries to the such employees immediately prior to the Acceptance Time under certain severance programs to such employees or (B) Parent to its similarly situated employees.

The Merger Agreement provides that for purposes of determining eligibility, vesting, and the level of benefits (for severance, vacation or paid time off benefits) under the employee benefit plans, programs and policies of Parent and its subsidiaries providing such benefits to any Continuing Employee during the Benefit Period, each Continuing Employee will be credited with his or her years of service with the Company and its subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service for the same purpose under any similar benefit plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time, except that the foregoing will not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service or if such credit for service would not have been given to similarly situated employees of Parent with respect to their period of service with Parent. In addition, the Merger Agreement provides that Parent will cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any employee benefit plans, programs and policies of Parent and its subsidiaries providing benefits to any Continuing Employee during the Benefit Period to the extent coverage under such plan is replacing comparable coverage under a Company benefit plan in which such Continuing Employee participated immediately before the Effective Time, and (ii) for purposes of each such plan of Parent and its subsidiaries providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, any evidence of insurability requirements, all pre-existing condition exclusions and actively-at-work requirements of such plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company plan. The Merger Agreement also provides that Parent will cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the former Company plan ending on the date such

Continuing Employee’s participation in the corresponding Parent plan begins to be taken into account under such Parent plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year.

The Merger Agreement provides that the Company will be permitted to (i) determine in good faith, in accordance with the terms of the Company’s bonus plans and in the ordinary course of business, the amounts earned under the Company’s bonus plans in respect of the 2013 fiscal year, deeming all applicable performance targets to be fully achieved and (ii) pay each bonus plan participant such amounts in respect of the 2013 fiscal year (including the portion of the participant’s long-term cash bonus, if any, that has vested as of December 31, 2013) in the ordinary course of business consistent with past practice, but no later than the date of the closing of the Merger (and pay the remaining unpaid portion of any long-term cash bonus on such closing date, taking into account vesting in connection with transactions contemplated by the Merger Agreement in accordance with the terms of the applicable program). If the closing of the Merger has not occurred by February 28, 2014, the Company shall be permitted to (A) establish bonus targets, maximums and performance award levels and performance measures for the 2014 fiscal year under the Company’s bonus plans in the ordinary course of business consistent with past practice (which will be subject to Parent’s modification for any portion of 2014 after the Effective Time); provided, however, that such bonus targets, maximums and performance award levels and performance measures for the 2014 fiscal year shall be no greater than such amounts for the 2013 fiscal year, and (B) pay such amounts in respect of the 2014 fiscal year on the closing date of the Merger, prorated based on the number of calendar days elapsed in the 2014 fiscal year through such closing date, based on the actual level of performance achieved through the closing date of the Merger.

The Merger Agreement provides that prior to the Effective Time, the Company will amend the Coleman Cable, Inc. 401(k) Plan in a form reasonably acceptable to Parent, effective as of the Effective Time, and take such other actions as are necessary to fully vest the Continuing Employees in any unvested account balances held by such Continuing Employee under the Coleman Cable, Inc. 401(k) Plan effective as of the Effective Time.

The above provisions have been included in the Merger Agreement for the sole benefit of the parties thereto, and nothing in the Merger Agreement, whether express or implied, will create any third party beneficiary or other rights in any other person, including any employees or former employees of the Company, or any right to continued employment with Parent.

Transaction Litigation

Other than with respect to proceedings for appraisal rights pursuant to Section 262 of the DGCL (the settlement of which requires Parent’s consent under the Merger Agreement) or with respect to certain actions by the Company to enforce the terms of the Merger Agreement, the Company and Parent have agreed to give each other the opportunity to participate in the defense, settlement and/or prosecution of any action by or before any governmental entity that relates to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. No such action may be compromised or settled unless Parent consents in writing thereto (such consent not to be unreasonably conditioned, withheld or delayed). In addition, the parties have agreed that after the Acceptance Time, Parent will have the right to control the defense, settlement and/or prosecution of any such unresolved action.

Other Covenants

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to public announcements, access to information and confidentiality.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the transactions contemplated by it may be abandoned at any time prior to the Effective Time:

•	by mutual written consent of the Company and Parent by action of their respective boards of directors (whether before or after the Merger Agreement has been adopted by the holders of Shares, if applicable);

•	by either Parent or the Company if:

•	the Acceptance Time has not occurred by the Termination Date of April 20, 2014; provided, however, that if as of such date, the Regulatory Condition is not satisfied but all of the other Tender Offer Conditions have been satisfied or waived (other than the Minimum Condition, the Certificates Condition and the completion of the Marketing Period) and the Regulatory Condition remains capable of being satisfied or waived, then the Termination Date may be extended until June 20, 2014 at the election of Parent or the Company by written notice to the other party (and such date will then be the “Termination Date”);

•	any order permanently restraining, enjoining or otherwise prohibiting consummation of the Offer or the Merger becomes final and non-appealable; or

•	the Offer has expired in accordance with the terms of the Merger Agreement without Purchaser having accepted for payment any Shares pursuant to the Offer and at the time of such expiration any of the Tender Offer Conditions have not been satisfied or waived;

provided, in each case, that the right to terminate the Merger Agreement described above will not be available to any party that has breached in any material respect its obligations under the Merger Agreement in any manner that will have proximately caused the occurrence of the failure of a condition to the consummation of the Offer or the Merger or the failure of the closing of the Merger to occur by the Termination Date;

•	by the Company:

•	at any time prior to the Acceptance Time, if (i) the Board authorizes the Company, subject to complying in all material respects with the terms described under the section above titled “No Solicitation,” to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; (ii) concurrently with the termination of the Merger Agreement the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal; and (iii) the Company prior to or concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to the Merger Agreement;

•	at any time prior to the Acceptance Time if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Purchaser in the Merger Agreement, or any such representation and warranty becomes untrue after the date of the Merger Agreement, and such breach or untruth prevents Parent or Purchaser from consummating the Offer, and such breach or untruth is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) calendar days after written notice thereof is given by the Company to Parent or (ii) two (2) business days prior to the Termination Date; provided, however, that the Company is not then in material breach of the Merger Agreement so as to cause any of the Tender Offer Conditions not to be capable of being satisfied; or

•	if Purchaser fails to commence the Offer on or prior to the fifth (5th) business day following the date on which Purchaser is required to commence the Offer or Purchaser fails to consummate the Offer in accordance with the terms of the Merger Agreement;

•	by Parent:

•	if the Board has made and not withdrawn a Change of Recommendation; or

•	if there has been a breach of any representation, warranty, covenant or agreement made by the Company in the Merger Agreement, or any such representation and warranty becomes untrue after the date of the Merger Agreement, and such breach or untruth gives rise to a failure of the Tender Offer Conditions related to the absence of breach of representations and warranties or the performance by the Company of its obligations under the Merger Agreement to be satisfied and such breach or untruth is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) calendar days after written notice thereof is given by Parent to the Company or (ii) two (2) business days prior to the Termination Date; provided, however, that Parent is not then in material breach of the Merger Agreement so as to prevent Parent or Purchaser from consummating the Offer.

Effect of Termination. In the event of termination of the Merger Agreement and the transactions contemplated by the Merger Agreement pursuant to its terms, the Merger Agreement will become void and of no effect with no liability to any person on the part of any party thereto (or of any of its Representatives or affiliates), except that, subject to the limitations on the Company’s liability described under “Limitations of Liability” below, no such termination will relieve any party of any liability for damages to the other party resulting from any breach of the Merger Agreement or fraud. Certain provisions of the Merger Agreement will survive termination, including provisions relating to expenses, the termination fees and governing law, among others.

Termination Fee

The Company has agreed to pay Parent a termination fee equal to $15 million in certain circumstances described below:

•	(x) the Merger Agreement is terminated by either Parent or the Company because (i) the Acceptance Time has not occurred by the Termination Date or (ii) the Offer has expired in accordance with its terms without Purchaser having accepted for payment any Shares pursuant to the Offer and at the time of such expiration any of the Tender Offer Conditions have not been satisfied or waived (and, in the case of this clause (ii), at the time of the expiration of the Offer, the sole unsatisfied Tender Offer Condition (other than those conditions that by their nature are to be satisfied at the Acceptance Time and the Certificates Condition) is the Minimum Condition) or because the Merger Agreement is terminated by Parent because of a breach of any representation, warranty, covenant or agreement made by the Company in the Merger Agreement as described in “Termination of the Merger Agreement” above, (y) any person has made a bona fide Acquisition Proposal after the date of the Merger Agreement but prior to such termination, and such Acquisition Proposal has not been publicly withdrawn prior to such termination and (z) within twelve (12) months of such termination the Company has entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal and such Acquisition Proposal is consummated at any time (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “75%”);

•	the Merger Agreement is terminated by Parent because the Board has made and not withdrawn a Change of Recommendation; or

•	the Merger Agreement is terminated by the Company in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal as described in “Termination of the Merger Agreement” above;

Expense Reimbursement

In the event that the Merger Agreement is terminated by Parent because of a breach of representation, warranty, covenant or agreement made by the Company in the Merger Agreement under circumstances in which the Termination Fee is not payable, then the Company will, following receipt of an invoice therefor, promptly

(and in any event within two (2) business days) pay all of Parent’s reasonably documented out-of-pocket fees and expenses (including legal fees and expenses) actually incurred by Parent and its subsidiaries on or prior to the termination of the Merger Agreement in connection with the transactions contemplated by the Merger Agreement (the “Parent Expenses”), which amount will in no event exceed $4 million in the aggregate, by wire transfer of same day funds to one or more accounts designated by Parent. The existence of circumstances which could require the Termination Fee to become subsequently payable by the Company will not relieve the Company of its obligations to pay the Parent Expenses and payment by the Company of the Parent Expenses will not relieve the Company of any subsequent obligation to pay the Termination Fee. In the event the Company pays the Parent Expenses, the amount of any Parent Expenses actually paid will be credited against any Termination Fee payable by the Company.

Specific Performance

The parties have agreed that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of the Merger Agreement (including failing to take such actions as are required of it thereunder in order to consummate the Merger Agreement) were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties agreed that each will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement, and to enforce specifically, the terms and provisions of the Merger Agreement (including the obligation of the parties hereto to consummate the Offer and the Merger in accordance with the terms and subject to the conditions of the Merger Agreement), in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties further agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Limitations of Liability

Parent’s receipt of the Termination Fee from the Company (plus certain further expenses incurred to recover such fees, if any) will be the sole and exclusive remedy of Parent, Purchaser and their respective affiliates against the Company, its subsidiaries and any of their respective former, current, or future general or limited partners, stockholders, directors, officers, managers, members, affiliates, agents or other Representatives for any loss suffered as a result of any breach of any covenant or agreement in the Merger Agreement or the failure of the Offer, the Merger or the other transactions contemplated by the Merger Agreement to be consummated. In the event such amounts are paid by the Company, none of the Company, its subsidiaries or any of their respective former, current, or future general or limited partners, stockholders, directors, officers, managers, members, affiliates, agents or other Representatives will have any further liability or obligation relating to or arising out of the Merger Agreement or the Offer, the Merger or the other transactions contemplated by the Merger Agreement. In no event will Parent or Purchaser be entitled to both the payment of the Termination Fee and/or the Parent Expenses, on the one hand, and specific performance of the Merger Agreement, on the other hand.

Expenses

The Merger Agreement provides that, except as described under “Expense Reimbursement” above, all costs and expenses incurred in connection with the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expense.

Amendment; Waiver

Subject to applicable law, the parties to the Merger Agreement may amend the Merger Agreement at any time prior to the Effective Time by an instrument in writing signed by each party, except that after the Acceptance Time, no amendment will be made that decreases the Per Share Amount or that by law requires approval by stockholders of the Company without the approval of such stockholders. At any time prior to the

Effective Time, each of Parent and Purchaser, on the one hand, and the Company, on the other hand, may (but are not under any obligation to) (a) extend the time for the performance of any of the obligations or other acts of the other, (b) to the extent permitted by applicable law, waive any inaccuracies in the representations and warranties of the other contained in the Merger Agreement or in any document delivered pursuant thereto or (c) to the extent permitted by applicable law, waive compliance with any of the agreements of the other or any of the conditions for its benefit contained herein; provided, however, that there will be made no waiver that by law requires approval by stockholders of the Company without the approval of such stockholders.

Assignment

The Merger Agreement generally may not be assigned by the parties thereto. However, Parent may designate, by written notice to the Company, another wholly-owned direct or indirect subsidiary to be a constituent corporation in the Merger in lieu of Purchaser, in which event all references in the Merger Agreement to Purchaser shall be deemed references to such other subsidiary; provided that any such designation will not impede or delay the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement or otherwise impair the rights of the stockholders of the Company under the Merger Agreement. In addition, Parent may collaterally assign any of its rights, but not its obligations, under the Merger Agreement to any of its financing sources.

Governing Law

The Merger Agreement is governed by Delaware law.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining public shareholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least that percentage of the outstanding stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. In addition, Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of outstanding stock of a subsidiary, then the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, the Merger Agreement provides that if there is a Statutory Impediment, and Purchaser owns a sufficient number of Shares to effect a short form merger under Section 253 of the DGCL, Purchaser shall take all necessary and appropriate actions to cause the Merger to become effective as soon as possible after the Acceptance Time in accordance with Section 253 of the DGCL. If there is a Statutory Impediment and, following the Acceptance Time, Purchaser owns less than 90% of the outstanding shares of common stock of the Company, then Purchaser may exercise the Top-Up, only once and only upon the terms and subject to the conditions set forth in the Merger Agreement, and only for so long as the Merger Agreement has not been terminated, to purchase the number of authorized but unissued Top-Up Shares equal to the lowest number of shares of common stock of the Company that, when issued and added to the number of

Shares owned by Parent and its affiliates at the time of such exercise, shall constitute one share of common stock more than the number of Shares necessary for Purchaser to be merged into the Company without a vote or consent of the Company’s stockholders in accordance with Section 253 of the DGCL.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights in connection with the Offer. In connection with the Merger, however, stockholders of the Company who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Per Share Amount and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Per Share Amount or the Merger Consideration. Moreover, Purchaser could argue in an appraisal proceeding that the fair value of such Shares is less than the Per Share Amount. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their Shares. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the later of the consummation of the Offer and January 26, 2014, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex C to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Going Private Transaction. The SEC has adopted Rule 13e–3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e–3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e–3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. The Merger Agreement provides that following the Acceptance Time Purchaser will be merged with and into the Company. At the Effective Time, the certificate of incorporation of the Company will be amended by virtue of the Merger to read in its entirety as the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time, except that the name of the Company will remain “Coleman Cable, Inc.” and the provisions relating to the incorporator of Purchaser will be omitted. The parties have agreed to take all actions necessary so that the by-laws of the Company will be amended to read at the Effective Time as the by-laws of Purchaser in effect immediately prior to the Effective Time, except that the name of the Company will remain “Coleman Cable, Inc.” The parties have also agreed to take, or cause to be taken, all actions necessary so that the directors of Purchaser immediately prior to the Effective Time will, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation. The officers of the Company at the Effective Time will, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws.

Pursuant to the terms of the Merger Agreement, promptly upon the Acceptance Time, Parent may request that the Company take all necessary action to enable Parent’s designees to be elected or designated to the Board, subject to the requirement in the Merger Agreement regarding the presence of three (3) Independent Directors until the Effective Time. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger, subject to the satisfaction of certain conditions

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act, and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer.

We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Parent’s existing businesses. Possible changes could include changes in the Company’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the surviving corporation in the Merger expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

If we acquire Shares pursuant to the Offer, Parent and Purchaser reserve the right depending upon the number of Shares so acquired and other factors relevant to our equity ownership in the Company, to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Per Share Amount.

Stock Quotation. The Shares are currently traded on NASDAQ. According to the published guidelines of the Financial Industry Regulatory Authority, the Shares may no longer be eligible for continued inclusion in NASDAQ if, among other things, the number of publicly-held Shares falls below 750,000, the aggregate market value of the publicly-held Shares is less than $5 million, or there are fewer than two (2) market makers for the Shares. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly-held for this purpose.

If the Shares cease to be traded on NASDAQ, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over–the–counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for quarterly dividends paid by the Company to holders of Shares consistent with past practice and not in excess of $0.05 per Share).

15.	Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) if:

•	there shall not have been validly tendered and not properly withdrawn at or prior to the Expiration Time that number of Shares that represents at least a majority of the outstanding shares of common stock of the Company on a fully diluted basis as of the scheduled Expiration Time (assuming the issuance of all shares of common stock of the Company issuable upon the exercise of all outstanding options and other rights to purchase shares of common stock of the Company) (the “Minimum Condition”);

•	the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall not have expired or been terminated (the “Regulatory Condition”);

•	any of the following conditions shall have occurred and be continuing at the scheduled Expiration Time:

(i) the Merger Agreement shall have been terminated in accordance with its terms;

(ii) there shall have been enacted, issued, promulgated, enforced or entered any law, order, judgment, injunction or decree (whether temporary, preliminary or permanent) by any governmental entity of competent jurisdiction, that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Offer or the Merger;

(iii) with respect to the representations and warranties of the Company set forth in the Merger Agreement:

•	certain representations and warranties of the Company set forth in the Merger Agreement with respect to corporate authority, approval and fairness, the absence of certain changes and takeover statutes shall not have been true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date);

•	any of the representations and warranties of the Company set forth in the Merger Agreement with respect to capital structure shall not have been true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date) except for any such inaccuracies or failures to be so true and correct, individually or in the aggregate, that are de minimis;

•	any of the representations and warranties of the Company set forth in the Merger Agreement with respect to brokers and finders shall not have been true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date); or

•	any of the other representations and warranties of the Company set forth in the Merger Agreement shall not have been true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not have been true and correct as of such earlier date) except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect.

(iv) since the date of the Merger Agreement, a Company Material Adverse Effect shall have occurred and be continuing, except as disclosed in the Company Disclosure Letter (to the extent that the relevance of such item to a Company Material Adverse Effect is readily apparent) and the reports publicly filed or furnished with the SEC by the Company on or after January 1, 2012 (excluding any disclosures of information, factors or risks contained or referenced in such reports under the captions “Risk Factors,” “Forward Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” or elsewhere therein, to the extent they are statements that are predictive, cautionary or forward looking in nature);

(v) the Company shall not have performed in all material respects all obligations required to be performed by it under the Merger Agreement;

(vi) the Company shall not have delivered to Parent a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in clauses (iii), (iv) and (v) have been satisfied as of immediately prior to the scheduled expiration of the Offer (the “Certificates Condition”); or

(vii) the Marketing Period shall not have been completed.

The Tender Offer Conditions are for the sole benefit of Parent and Purchaser and may be asserted or waived by Parent or Purchaser in whole or in part at any time and from time to time, in each case, except for the Minimum Condition, subject to the terms of the Merger Agreement and applicable law. The Tender Offer

Conditions are in addition to, and not in limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer subject to, and in accordance with, the terms and conditions of the Merger Agreement.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Litigation. On January 2, 2014, a putative class action lawsuit was filed in the Lake County Circuit Court of Illinois, docketed as Serago v. Coleman Cable, Inc., et al., Case No. 14 CH0002. The complaint names the Company, each of the members of the Board, and Parent and Purchaser as defendants. The lawsuit alleges, among other things, that the Board breached fiduciary duties owed to the Company’s stockholders by failing to take steps to maximize stockholder value in connection with the acquisition of the Company by Parent. The complaint also alleges that the Company, Parent and Purchaser aided and abetted the Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the transaction, rescission (in the event the transaction is consummated prior to the entry of the court’s final judgment) or the awarding of rescissory damages, and the payment of plaintiffs’ attorneys’ fees, experts’ fees and costs.

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company has elected in its certificate of incorporation to not be governed by Section 203 of the DGCL and, accordingly, the provisions of Section 203 of the DGCL are inapplicable to this Agreement, the Support Agreements and the transactions contemplated hereby and thereby, including the Offer and the Merger.

We do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor the Company has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions of the Offer” of this Offer to Purchase.

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the reviewing agency. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. In addition, pursuant to agency practice, if the reviewing agency has not completed its investigation during the fifteen (15) calendar day waiting period, Parent may withdraw the HSR filing and refile it within two (2) business days without paying an additional filing fee. This procedure allows the reviewing agency an additional fifteen (15) calendar days to review the transaction. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on December 30, 2013, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City time, on January 14, 2014, unless earlier terminated by the reviewing agency, or Parent withdraws and refiles its HSR filing. If prior to the expiration of the HSR waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material (“Second Request”), the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to ten (10) calendar days following the date of Parent’s substantial compliance with the Second Request. At any time during this period, the reviewing agency can grant early termination of the waiting period. After the expiration of the ten (10) calendar day waiting period, absent Parent’s and the Company’s agreement to extend the review time, the reviewing agency can prevent closing only by court order. In practice, complying with the Second Request takes a significant period of time and merging parties generally consent to an extension of the ten (10) calendar day waiting period.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17.	Fees and Expenses.

Parent and Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such state and to extend the Offer to holders of Shares in such state.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d–3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Directors and Executive Officers of Parent and Purchaser

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of Parent and Purchaser are set forth below. Except as noted below, all individuals listed below are United States citizens.

The sole stockholder of Purchaser is Southwire Company, a Delaware corporation (“Parent”). The principal office address of each of Parent and Purchaser is One Southwire Drive, Carrollton, Georgia 30119. The telephone number at the principal office of each of Parent and Purchaser is (770) 832-4000.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Stuart W. Thorn	President and Chief Executive Officer of Parent and Purchaser Director of Parent and Purchaser	Mr. Thorn (age 57) has served as a Director of Parent since 2001 and has served as President and Chief Executive Officer of Parent since 2002.

J. Guyton Cochran	Chief Financial Officer of Parent Director and Treasurer of Purchaser	Mr. Cochran (age 47) joined Parent in 1995 as the controller for the wire and cable business and later moved to the process design team. He was named Director of Finance in 1999 and was promoted to Vice President, Finance in 2000. He currently serves as Executive Vice President and Chief Financial Officer of Parent.

Floyd W. Smith	Executive Vice President, General Counsel and Corporate Secretary of Parent Secretary of Purchaser	Mr. Smith (age 63) joined Parent in 2006 and currently serves as Executive Vice President, General Counsel and Corporate Secretary. Mr. Smith is trustee of the Georgia Conservancy.

John R. Carlson	Executive Vice President and President, North America of Parent Director and Vice President of Purchaser	Mr. Carlson (age 57) joined Parent in 2001 and was President, Electrical Division from 2008-2012. In 2013 he was named Executive Vice President and President, North America.

Salvatore H. Alfiero	Director of Parent	Mr. Alfiero (age 76) has served as a Director of Parent since 1995. Formerly, Mr. Alfiero was the CEO of Mark IV Industries and Protective Industries and served on the boards of directors of Phoenix Co., Del Monte and HSBC USA.

Randolph W. Carson	Director of Parent	Mr. Carson (age 63) has served as a Director of Parent since 2006. Prior to May 2009, Mr. Carson was also Chief Executive Officer, Electrical Group of Eaton Corp. Mr. Carson has also served on the boards of directors of Fairchild Semiconductor, GraftTech and Nordson.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
John W. Estey	Director of Parent	Mr. Estey (age 63) has served as a Director of Parent since 2011. Since 2013, Mr. Estey has also been Executive Chair of S&C Electric. Prior to 2012, Mr. Estey was President and Chief Executive Officer of S&C Electric. Mr. Estey holds joint citizenship in the United States and Canada.

Nancy Richards Farese	Director of Parent	Ms. Farese (age 52) has served as a Director of Parent since 1997 and currently serves as Co-Vice Chairman. Ms. Farese is Chairman and Founder of PhotoPhilanthropy and is also a member of the California Academy of Sciences.

John D. Lewis	Director of Parent	Mr. Lewis (age 72) has served as a Director of Parent since 2001. Mr. Lewis previously served as CFO of Andersen Worldwide and subsequently worked at Milliken & Company.

Eric Priestley	Director of Parent	Mr. Priestly (age 71) has served as a Director of Parent since 1996. Mr. Priestly formerly worked as Chief Operation Officer of Jefferson Smurfitt and has also served on the boards of directors of various private equity groups. Mr. Priestley is a citizen of the United Kingdom.

Lee W. Richards	Director of Parent	Mr. Richards (age 51) has served as a Director of Parent since 1999 and and currently serves as co-Vice Chairman. Mr. Richards also previously served as President, Business Development of Parent.

Roy Richards, Jr.	Chairman of the Board of Directors of Parent	Mr. Richards (age 55) has served as a Director of Parent since 1981 and currently serves as Chairman. He previously served as Chief Executive Officer of Parent. Mr. Richards was also on the board of directors of Trust for Public Land.

Ruth G. Shaw	Director of Parent	Ms. Shaw (age 65) has served as a Director of Parent since 2007. Until 2009, Ms. Shaw was Executive Advisor at Duke Nuclear. Ms. Shaw also served on the boards of directors of DTE Energy and Dow Chemical.

Lori A. Walker	Director of Parent	Ms. Walker (age 56) has served as a Director of Parent since December 2013. Ms. Walker served as Senior Vice President of The Valspar Corporation from February 2008 to March 11, 2013 and prior to that served as its Treasurer and Controller.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Charles A. Murrah, Jr.	Executive Vice President and President of Energy Division of Parent	Mr. Murrah (age 51) began his career with Parent in 1984 as an industrial engineer. He subsequently held numerous engineering and management positions in Parent’s energy cable and copper operations, and current serves as Executive Vice President and President of the Energy Division.

Cornelius Johannes Meiring	Executive Vice President and President, International and Operations Development of Parent	Mr. Meiring (age 64) has been Executive Vice President and President, International and Operations Development of Parent since 2011. From 2007 through 2011, Mr. Meiring was Chief Operating Officer of Oman Cable Industries. Mr. Meiring is a citizen of South Africa.

Norman Adkins	Executive Vice President and President of Electrical Division of Parent	Mr. Adkins (age 50) has been Executive Vice President and President, Electrical Division of Parent since 2013. Prior to 2013, Mr. Adkins was Senior Vice President and President of the OEM Division of Parent.

Roy I. Wise	Senior Vice President and President of OEM Division of Parent	Mr. Wise (age 49) has been Senior Vice President and President of the OEM Division of Parent since 2013. Prior to 2013, Mr. Wise was Senior Vice President, Electrical Division of Parent.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

If delivering by mail: American Stock Transfer & Trust Company, LLC Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	If delivering by overnight delivery: American Stock Transfer & Trust Company, LLC Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders May Call Toll-Free: (888) 750-5834

Banks & Brokers May Call Collect: (212) 750-5833